As filed with the Securities and Exchange Commission on July 22, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Centene Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	6324	04-1406317
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7711 Carondelet Avenue, Suite 800

Saint Louis, Missouri 63105 (314) 725-4477
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael F. Neidorff

Centene Corporation
7711 Carondelet Avenue, Suite 800
Saint Louis, Missouri 63105 (314) 725-4477
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark L. Johnson, Esq.	Alejandro E. Camacho, Esq.
Hale and Dorr LLP	Clifford Chance US LLP
60 State Street	200 Park Avenue
Boston, Massachusetts 02109	New York, New York 10166-0153
Telephone: (617) 526-6000	Telephone: (212) 878-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ 333-                       .

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ 333-                       .

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Amount of
Securities to be Registered	be Registered(1)	Per Unit(2)	Offering Price(2)	Registration Fee

Common Stock, $.001 par value(3)	3,450,000 shares	$26.01	$89,734,500	$7,260

(1)	Includes 450,000 shares that the underwriters have the option to purchase from the registrant to cover over-allotments, if any.

(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low sale prices reported in the consolidated reporting system of the Nasdaq National Market on July 17, 2003.

(3)	Shares being registered are accompanied by preferred stock purchase rights. Until the occurrence of prescribed events, those rights are not exercisable, are evidenced by the certificates for the shares of common stock and will be transferred along with and only with those shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 22, 2003.

PROSPECTUS

3,000,000 Shares

(CENTENE CORPORATION LOGO)

Common Stock

We are offering 3,000,000 shares of common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “CNTE”. On July 21, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $27.57 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Per
	Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Centene (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2003.

LEHMAN BROTHERS	SG COWEN

THOMAS WEISEL PARTNERS LLC

STIFEL, NICOLAUS & COMPANY
INCORPORATED

                        , 2003

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED-PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of Independent Public Accountants

      You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares.

i

PROSPECTUS SUMMARY

      This summary highlights information included elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, included elsewhere or incorporated by reference in this prospectus.

Centene Corporation

      We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, or SSI, and the State Children’s Health Insurance Program, or SCHIP. We have health plans in Wisconsin, Texas, Indiana and New Jersey. We believe our local approach to managing our health plans, including provider and member services, enables us to provide accessible, high quality, culturally-sensitive healthcare services to our members. Our disease management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine health problems, as well as more severe acute and chronic conditions. We combine our decentralized, local approach with centralized finance, information systems, claims processing and medical management support functions.

Our Approach

      Our approach to managed care is based on the following key attributes:

•	Medicaid Expertise. Over the last 19 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. We do this primarily by providing nurse case managers who support our physicians in implementing disease management programs and by providing incentives for our physicians to provide preventive care on a regular basis. We recruit and train staff and providers who are attentive to the needs of our members and who are experienced in working with culturally diverse, low-income Medicaid populations. Our experience in working with state regulators helps us to implement and deliver our programs and services efficiently and affords us opportunities to provide input on Medicaid industry practices and policies in the states in which we operate.

•	Localized Services, Support and Branding. We provide access to healthcare services through local networks of providers and staff who focus on the cultural norms of their individual communities. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. We use locally recognized plan names, and we tailor our materials and processes to meet the needs of the communities and the state programs we serve. Our approach to community-based service results in local accountability and solidifies our decentralized management and operational structure.

•	Collaborative Approach with States. Our approach is to work with state agencies on redefining benefit levels, eligibility requirements and provider fee schedules in order to maximize the number of uninsured individuals covered through Medicaid and SCHIP while maintaining adequate levels of provider compensation.

•	Physician-Driven Approach. We have implemented a physician-driven approach in which our physicians are actively engaged in developing and implementing our healthcare delivery policies and strategies. Our local boards of directors, which help shape the character and quality of our organization, have significant provider representation in each of our principal geographic markets. This approach is designed to eliminate unnecessary costs, improve service to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base.

•	Efficiency of Business Model. We have designed our business model to allow us to readily add new members in our existing markets and expand into new regions in which we may choose to operate. The combination of our decentralized local approach to operating our health plans and our centralized finance, information systems, claims processing and medical management support functions allows us to quickly and economically integrate new business opportunities.

•	Specialized Systems and Technology. Through our specialized information systems, we are able to strengthen our relationships with providers and states, which help us to grow our membership base. These systems also help us identify needs for new healthcare programs. Physicians can use our claims, utilization and membership data to manage their practices more efficiently, and they benefit from our timely and accurate payments. State agencies can use data from our information systems to demonstrate that their Medicaid populations are receiving quality healthcare in an efficient manner.

•	Complementary Business Lines. We have begun to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. Effective March 1, 2003, we acquired a 63.7% interest in Group Practice Affiliates, a behavioral health services company, and purchased contract and name rights of ScriptAssist, a medication compliance company. We believe other business lines, such as our NurseWise triage program, will allow us to expand our services and diversify our sources of revenue.

Our Strategy

      Our objective is to become the leading national Medicaid managed care organization. We intend to achieve this objective by implementing the following key components of our strategy:

•	increase penetration of existing state markets;

•	develop and acquire additional state markets;

•	address emerging state needs;

•	diversify our business lines; and

•	leverage our information technologies to enhance operating efficiencies.

Additional Considerations

      Nearly all of our revenues come from Medicaid premiums paid by the states of Wisconsin, Texas, Indiana and New Jersey. Our operating results depend significantly on Medicaid program funding, premium levels, eligibility standards, reimbursement levels and other regulatory provisions established by the federal government and the governments of the states in which we operate. Because we operate in a limited number of markets, any termination of, or failure to renew, our existing contracts or any regulatory changes affecting those markets could materially reduce our revenues and profitability. Moreover, because the premiums we receive are established by contract, our profitability depends on our ability to predict and effectively manage the costs of healthcare services delivered to our members. For a discussion of these and other risks relating to an investment in our common stock, see “Risk Factors” below.

Corporate Information

      We were organized in Wisconsin in 1993 and reincorporated in Delaware in 2001. We initially were formed to serve as a holding company for a Medicaid managed care line of business that has been operating in Wisconsin since 1984. Our corporate office is located at 7711 Carondelet Avenue, Suite 800, Saint Louis, Missouri 63105, and our telephone number is (314) 725-4477. The address of our website is www.centene.com. The information on our website is not part of this prospectus.

      “CENTENE” and “NURSEWISE” are our registered service marks, and the Centene logo is our service mark. We have also filed an application with the U.S. Patent and Trademark Office to register “START SMART FOR YOUR BABY” as our trademark. This prospectus also contains trademarks, service marks and trade names of other companies.

The Offering

Common stock offered by Centene	3,000,000 shares

Common stock to be outstanding after the offering	19,606,059 shares

Nasdaq National Market symbol	CNTE

Use of proceeds	We intend to use our net proceeds of this offering for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies complementary to our business.

      The number of shares of common stock to be outstanding after the offering is based on 16,606,059 shares of common stock outstanding as of July 18, 2003. It excludes:

•	648,966 shares subject to options vested as of July 18, 2003 and having a weighted average exercise price of $2.06 per share;

•	1,578,928 shares subject to options unvested (or exercisable only to acquire restricted shares that would be subject to future vesting) as of July 18, 2003 and having a weighted average exercise price of $12.32 per share; and

•	2,481,015 additional shares reserved as of July 18, 2003 for future issuance under our stock plans.

      Except where we state otherwise, the information we present in this prospectus:

•	reflects a three-for-two split of our common stock effected as a common stock dividend paid as of July 11, 2003; and

•	assumes the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial and Operating Data

      You should read the following summary consolidated data in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(in thousands, except share data)
Statement of Operations Data:
Premiums(1)	$176,212	$95,650	$461,030	$326,184	$216,414
Services	1,222	103	457	385	4,936
Total revenues	177,434	95,753	461,487	326,569	221,350
Medical costs	146,907	78,944	379,468	270,151	182,495
Cost of services	975	82	341	329	135
General and administrative expenses	19,405	10,465	50,072	37,617	32,200
Total operating expenses	167,287	89,491	429,881	308,097	214,830
Net earnings	7,161	4,300	25,621	12,895	7,728
Net earnings attributable to common stockholders	7,161	4,300	25,621	12,428	7,236
Net earnings per common share:
Basic	$0.44	$0.28	$1.63	$5.98	$5.35
Diluted	$0.40	$0.25	$1.47	$1.07	$0.76
Weighted average common shares outstanding:
Basic	16,348,274	15,137,022	15,716,040	2,078,099	1,352,289
Diluted	17,757,266	16,976,451	17,466,116	12,029,246	10,229,393
Operating Data:
Health benefits ratio(2)	83.4%	82.5%	82.3%	82.8%	84.3%
General and administrative expenses ratio(3)	10.9%	10.9%	10.9%	11.6%	14.6%
Members at end of period	419,300	249,300	409,600	235,100	194,200

(1)	Premiums consist of payments we receive from states to provide health benefits to members and do not include investment income.

(2)	Health benefits ratio represents medical costs as a percentage of premiums.

(3)	General and administrative expenses ratio represents general and administrative expenses as a percentage of total revenues.

	March 31, 2003

	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$68,689	$146,739
Total assets	224,747	302,797
Long-term debt	—	—
Total stockholders’ equity	109,661	187,711

      The preceding table summarizes our balance sheet data at March 31, 2003:

•	on an actual basis; and

•	as adjusted to reflect our sale of the 3,000,000 shares of common stock offered by us at an assumed price of $27.57 per share, after deducting the estimated underwriting discount and our estimated offering expenses, and the application of our estimated net proceeds.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. You should also refer to the other information in this report, including our consolidated financial statements and related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

Risks Related to Being a Regulated Entity

Reductions in Medicaid and SCHIP funding could substantially reduce our profitability.

      Nearly all of our revenues come from Medicaid and SCHIP premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid and SCHIP premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Changes to Medicaid and SCHIP programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under those programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid and SCHIP. We believe that reductions in Medicaid and SCHIP payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds.

If our Medicaid and SCHIP contracts are terminated or are not renewed, our business will suffer.

      We provide managed care programs and selected healthcare services to individuals receiving benefits under federal assistance programs, including Medicaid, SSI and SCHIP. We provide those healthcare services under contracts with regulatory entities in the areas in which we operate. The contracts expire on various dates between August 31, 2003 and June 30, 2004. Our contracts with the states of Indiana and Wisconsin accounted for 73% of our revenues for the year ended December 31, 2002. Our contracts may be terminated if we fail to perform up to the standards set by state regulatory agencies. In addition, the Indiana contract under which we operate can be terminated by the state without cause. Our contracts are generally intended to run for two years and may be extended for one or two additional years if the state or its contractor elects to do so. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. If any of our contracts are terminated, not renewed, or renewed on less favorable terms, our business will suffer, and our operating results may be materially affected.

Changes in government regulations designed to protect providers and members rather than our stockholders could force us to change how we operate and could harm our business.

      Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect health plan providers and members rather than stockholders. Changes in existing laws and rules, the enactment of new laws and rules, or changing interpretations of these laws and rules could, among other things:

•	force us to restructure our relationships with providers within our network;

•	require us to implement additional or different programs and systems;

•	mandate minimum medical expense levels as a percentage of premium revenues;

•	restrict revenue and enrollment growth;

•	require us to develop plans to guard against the financial insolvency of our providers;

•	increase our healthcare and administrative costs;

•	impose additional capital and reserve requirements; and

•	increase or change our liability to members in the event of malpractice by our providers.

      For example, Congress has considered various forms of patient protection legislation commonly known as Patients’ Bills of Rights. We cannot predict the impact of this legislation, if adopted, on our business.

Regulations may decrease the profitability of our health plans.

      Our Texas plans are required to pay a rebate to the state in the event profits exceed established levels. To date no rebates have been required. This regulatory requirement, changes in this requirement or the adoption of similar requirements by our other regulators may limit our ability to increase our overall profits as a percentage of revenues. The state of Texas has implemented prompt-payment laws and is enforcing a penalty provision for failure to pay claims in a timely manner. Failure to meet this requirement can result in financial fines and penalties. In addition, states may attempt to reduce their contract premium rates if regulators perceive our health benefits ratio as too low. Any of these regulatory actions could harm our operating results.

      Also, on January 18, 2002, the federal Centers for Medicare and Medicaid Services, or CMS, published a final rule that removed an exception contained in the federal Medicaid reimbursement regulations permitting states to reimburse non-state government-owned or operated hospitals for inpatient and outpatient hospital services at amounts up to 150 percent of a reasonable estimate of the amount that would be paid for the services furnished by these hospitals under Medicare payment principles. The upper payment limit was reduced to 100 percent of Medicare payments for comparable services. This development in federal regulation decreased the profitability of our health plans.

Failure to comply with government regulations could subject us to civil and criminal penalties.

      Federal and state governments have enacted fraud and abuse laws and other laws to protect patients’ privacy and access to healthcare. Violation of these and other laws or regulations governing our operations or the operations of our providers could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, SSI and SCHIP programs. If we were to become subject to these penalties or exclusions as the result of our actions or omissions, or our inability to monitor the compliance of our providers, it would negatively impact our ability to operate our business. For example, failure to pay our providers promptly could result in the imposition of fines and other penalties. In some states, we may be subject to regulation by more than one governmental authority, which may impose overlapping or inconsistent regulations.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse. Further, HIPAA imposes civil and, in some instances, criminal penalties for failure to comply with specific standards relating to the privacy, security and electronic transmission of most individually identifiable health information. It is possible that Congress may enact additional legislation in the future to increase penalties and to create a private right of action under HIPAA, which would entitle patients to seek monetary damages for violations of the privacy rules.

Compliance with new government regulations may require us to make significant expenditures.

      On August 17, 2000, the United States Department of Health and Human Services, or HHS, issued a new regulation under HIPAA requiring the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. We are required to comply with the new regulation by October 2003. In December 2000, HHS issued a new regulation mandating heightened privacy and confidentiality protections under HIPAA that became effective on April 14, 2001 and for which compliance was required by April 14, 2003. We are taking steps to enhance the privacy initiatives of GPA, which we acquired in March 2003, in order for these initiatives to be consistent with the privacy initiatives implemented in our other operations. On February 20, 2003 HHS published the final HIPAA health data security regulations. The security regulations became effective on April 21, 2003. Compliance with the security regulations is required by April 21, 2005. These regulations will require covered entities to implement administrative, physical and technical safeguards to protect electronic health information maintained or transmitted by the organization.

      The issuance of future judicial or regulatory guidance regarding the interpretation of regulations, the states’ ability to promulgate stricter rules, and continuing uncertainty regarding many aspects of the regulations’ implementation may make compliance with the relatively new regulatory landscape difficult. For example, our existing programs and systems may not enable us to comply in all respects with the new security regulations. In order to comply with the regulatory requirements, we will be required to employ additional or different programs and systems, the costs of which are not expected to exceed $500,000 in 2003. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations. The new regulations and the related compliance costs could have a material adverse effect on our business.

Changes in federal funding mechanisms may reduce our profitability.

      In February 2003, the Bush Administration proposed a major long-term change in the way Medicaid and SCHIP are funded. The proposal, if adopted, would allow states to elect to receive combined Medicaid-SCHIP “allotments” for acute and long-term health care for low-income, uninsured persons. Participating states would be given flexibility in designing their own health insurance programs, subject to federally-mandated minimum coverage requirements. It is uncertain whether this proposal will be enacted, or if so, how it may change from the initial proposal. Accordingly, it is unknown whether or how many states might elect to participate or how their participation may affect the net amount of funding available for Medicaid and SCHIP programs. If such a proposal is adopted and decreases the number of persons enrolled in Medicaid or SCHIP in the states in which we operate or reduces the volume of healthcare services provided, our growth, operations and financial performance could be adversely affected.

If we are unable to participate in SCHIP programs our growth rate may be limited.

      SCHIP is a federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in SCHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

      We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries’ request to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

Risks Related to Our Business

Receipt of inadequate premiums would negatively affect our revenues and profitability.

      Nearly all of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our customers. If premiums do not increase when expenses related to medical services rise, our earnings would be affected negatively. In addition, our actual medical services costs may exceed our estimates, which would cause our health benefits ratio, or our expenses related to medical services as a percentage of premium revenues, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed.

Failure to effectively manage our medical costs or related administrative costs would reduce our profitability.

      Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Historically, our health benefits ratio has fluctuated. For example, our health benefits ratio was 83.4% for the three months ended March 31, 2003, 82.3% for 2002, 82.8% for 2001 and 84.3% for 2000, but was 88.9% for 1999 and 88.4% for 1998. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. We may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.

Failure to accurately predict our medical expenses could negatively affect our reported results.

      Our medical expenses include estimates of incurred but not reported, or IBNR, medical expenses. We estimate our IBNR medical expenses monthly based on a number of factors. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We cannot be sure that our IBNR estimates are adequate or that adjustments to those estimates will not harm our results of operations. From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members. Our failure to estimate IBNR accurately may also affect our ability to take timely corrective actions, further harming our results.

Difficulties in executing our acquisition strategy could adversely affect our business.

      Historically, the acquisition of Medicaid businesses, contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. For example, our acquisition of 80% of the equity of University Health Plans, or UHP, on December 1, 2002 accounted for 30.3% of the increase in our membership for the year ended December 31, 2002 compared to 2001. Many of the other potential purchasers of Medicaid assets have greater financial resources than we have. In addition, many of the sellers are interested either in (a) selling, along with their Medicaid assets, other assets in which we do not have an interest or (b) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

      We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously and we could be required to renegotiate provider contracts of the acquired business. We cannot assure you that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities. Furthermore, our credit facility may prohibit some acquisitions without the consent of our bank lender.

      In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

•	additional personnel who are not familiar with our operations and corporate culture;

•	existing provider networks, which may operate on different terms than our existing networks;

•	existing members, who may decide to switch to another healthcare plan; and

•	disparate administrative, accounting and finance, and information systems.

      Accordingly, we may be unable to identify, consummate and integrate future acquisitions successfully or operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

If competing Medicaid managed care programs are unwilling to purchase specialty services from us, we may be unable to successfully implement our strategy of diversifying our business lines.

      We are seeking to diversify our business lines into areas that complement our Medicaid business in order to grow our revenue stream and balance our dependence on Medicaid risk reimbursement. Effective March 1, 2003, for example, we acquired a 63.7% interest in GPA, a behavioral health services company, and purchased contract and name rights of ScriptAssist, a medication compliance company. In order to diversify our business, we must succeed in selling the services of GPA, ScriptAssist and any other specialty subsidiaries not only to our managed care plans, but to programs operated by third parties. Some of these third-party programs may compete with us in some markets, and they therefore may be unwilling to purchase specialty services from us. In any event, the offering of these services will require marketing activities that differ significantly from the manner in which we seek to increase revenues from our Medicaid programs. Our inability to market specialty services to other Medicaid programs may impair our ability to execute our business strategy.

Failure to achieve timely profitability in any business would negatively affect our results of operations.

      Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. In addition, we may not be able to effectively commercialize any new programs or services we seek to market to third parties. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

We derive all of our premium revenues from operations in four states, and our operating results would be materially affected by a decrease in premium revenues or profitability in any one of those states.

      Operations in Wisconsin, Texas, Indiana and New Jersey account for all of our premium revenues. If we were unable to continue to operate in each of those states or if our current operations in any portion of one of those states were significantly curtailed, our revenues would decrease materially. For example, in the first half of 2001, our membership in Indiana declined by approximately 46,000 due to a subcontracting provider organization terminating a percent-of-premium arrangement. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly, depending on legislative actions, economic conditions and similar factors in those states. Our inability to continue to operate in any of the states in which we operate would harm our business.

Competition may limit our ability to increase penetration of the markets that we serve.

      We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs and mandated competition may limit our ability to increase our market share.

      Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems businesses. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

      In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than we are in doing so, we may not be able to further penetrate our existing markets.

If we are unable to maintain satisfactory relationships with our provider networks, our profitability will be harmed.

      Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days’ prior written notice. We cannot assure you that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably.

      From time to time providers assert or threaten to assert claims seeking to terminate noncancelable agreements due to alleged actions or inactions by us. Even if these allegations represent attempts to avoid or renegotiate contractual terms that have become economically disadvantageous to the providers, it is possible that in the future a provider may pursue such a claim successfully. Regardless of whether any claims brought against us are successful or have merit, they will still be time-consuming and costly and could distract our management’s attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

      We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms.

      If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

We may be unable to attract and retain key personnel.

      We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our Medicaid managed care business. If we lose one or more members of our senior management team, including our chief executive officer, Michael F. Neidorff, who has been instrumental in developing our mission and forging our business relationships, our business and operating results could be harmed. We do not have an employment agreement with Mr. Neidorff, and we cannot assure you that we will be able to retain his services. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care industry with the breadth of skills and experience required to operate and expand successfully a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

Negative publicity regarding the managed care industry may harm our business and operating results.

      Recently, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our operating results.

Claims relating to medical malpractice could cause us to incur significant expenses.

      Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states, including Texas, have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability. Even if any claims brought against us are unsuccessful or without merit, they would still be time-consuming and costly and could distract our management’s attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

Growth in the number of Medicaid-eligible persons during economic downturns could cause our operating results and stock prices to suffer if state and federal budgets decrease or do not increase.

      Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. We cannot predict the impact of changes in the United States economic environment or other economic or political events, including acts of terrorism or related military action, on federal or state funding of healthcare programs or on the size of the population eligible for the programs we operate. If federal funding decreases or remains unchanged while our membership increases, our results of operations will suffer.

Growth in the number of Medicaid-eligible persons may be countercyclical, which could cause our operating results to suffer when general economic conditions are improving.

      Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

We intend to expand primarily into markets where Medicaid recipients are required to enroll in managed care plans.

      We expect to continue to focus our business in states in which Medicaid enrollment in managed care is mandatory. Currently, approximately two-thirds of the states require health plan enrollment for Medicaid eligible participants in all or a portion of their counties. The programs are voluntary in other states. Because we concentrate on markets with mandatory enrollment, we expect the geographic expansion of our business to be limited to those states.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

      Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

      Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

We may not be able to obtain and maintain adequate insurance.

      We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide managed care and related services. These claims could be substantial. We believe that our present insurance coverage and reserves are adequate to cover currently estimated exposures. We cannot assure you that we will be able to obtain adequate insurance coverage in the future at acceptable costs or that we will not incur significant liabilities in excess of policy limits.

Risks Related to This Offering and Ownership of Our Common Stock

Volatility of our stock price could cause you to lose all or part of your investment.

      The market price of our common stock, like that of the common stock of others in our industry, may be highly volatile. The stock market in general has recently experienced extreme price and volume fluctuations, and this volatility has affected the market prices of securities of other companies for reasons frequently unrelated, or disproportionate, to the operating performance of those companies. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

•	state and federal budget decreases;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies, including commercial managed care organizations;

•	variations in our quarterly operating results;

•	acquisitions and strategic partnerships;

•	adverse publicity regarding managed care organizations;

•	government action regarding Medicaid eligibility;

•	changes in state mandatory Medicaid programs;

•	changes in our management;

•	broad fluctuations in stock market prices and volume; and

•	general economic conditions, including inflation and unemployment rates.

      Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to the volatility. We cannot assure you that our stock will trade at the same levels as the stock of other companies in our industry or that the market in general will sustain its current prices.

Our corporate documents and provisions of Delaware law may prevent a change in control or management that stockholders may consider desirable.

      Section 203 of the Delaware General Corporation Law, laws of states in which we operate, and our charter and by-laws contain provisions that might enable our management to resist a takeover of our company. These provisions could have the effect of delaying, deferring, or preventing a change in control of Centene or a change in our management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Certain of our financial statements have been audited by Arthur Andersen LLP, and the ability to recover damages from Arthur Andersen may be limited.

      Prior to June 18, 2002, Arthur Andersen LLP served as our independent public accountants. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. On June 15, 2002, Arthur Andersen was convicted of those charges and the firm ceased practicing before the SEC on August 31, 2002.

      Our inability to obtain the consent of Arthur Andersen to include its report on certain financial statements audited by Arthur Andersen and included in this prospectus may limit your recovery against Arthur Andersen under the securities laws. SEC rules require us to include or incorporate by reference in this prospectus certain historical financial statements for the years ended December 31, 2001 and 2000 that were audited by Arthur Andersen. Since our former engagement partner and audit manager have left Arthur Andersen and Arthur Andersen has ceased its SEC practice, we have not been able to obtain the consent of Arthur Andersen to the inclusion of its audit report in this prospectus and will not be able to obtain Arthur Andersen’s consent in the future. The absence of this consent may limit any recovery to which you might be entitled against Arthur Andersen under Section 11 of the Securities Act.

      It is also likely that events arising out of the conviction of Arthur Andersen would adversely affect its ability to satisfy any claims we may have arising from its provision of auditing and other services to us.

You will pay a much higher price per share than the book value of our common stock.

      If you purchase our common stock in this offering, you will incur immediate and substantial dilution. You will pay a price per share that exceeds by $18.67 the per share net tangible book value of our assets immediately following the offering (based on net tangible book value as of March 31, 2003, on an as adjusted basis, and shares of common stock outstanding as of July 18, 2003 and an assumed offering price of $27.57).

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” “should,” “can,” “continue” or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments, and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

      Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in healthcare practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of healthcare, such as major healthcare providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our Medicaid managed care contracts by the state governments would also negatively impact us. Due to these factors and risks, we cannot assure you with respect to our future premium levels or our ability to control our future medical costs.

USE OF PROCEEDS

      We estimate that our net proceeds of our sale of the 3,000,000 shares of common stock offered by us will be approximately $78.0 million ($89.8 million if the underwriters exercise their over-allotment option in full), assuming an offering price of $27.57 per share and after deducting the estimated underwriting discount and our estimated offering expenses.

      We intend to use our net proceeds for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies that are complementary to our business. We may use proceeds to acquire Medicaid and SCHIP businesses, specialty services businesses and contract rights in order to increase our membership and to expand our business into new service areas. For example, we have three pending matters for which we may use a portion of the net proceeds:

•	In June 2003 we entered into a definitive agreement under which we expect to acquire, in the third quarter of 2003, the Medicaid-related contract rights of HMO Blue Texas in the San Antonio, Texas market for a purchase price of $1.0 million in cash.

•	We may elect, at any time prior to September 1, 2003, to purchase those shares of UHP that we do not currently own, for a cash purchase price of $2.6 million, as described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

•	We are party to a non-binding letter of intent that would expand our managed care programs into a new state for a proposed purchase price of less than $7.0 million in cash. This proposed acquisition is in an early stage of diligence and negotiation, and there can be no assurance that the acquisition will be completed.

Although we have evaluated other possible acquisitions from time to time and seek to maintain a pipeline of potential acquisition candidates, we currently have no other commitments or agreements to make any acquisitions, and we cannot assure you that we will make any other acquisitions in the future.

      We also may apply proceeds to fund working capital to:

•	increase market penetration within our current service areas;

•	pursue opportunities for the development of new markets;

•	expand services and products available to our members; and

•	strengthen our capital base by increasing the statutory capital of our health plan subsidiaries.

      We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion to allocate our net proceeds of this offering. Pending application of our net proceeds, we intend to invest our net proceeds in investment-grade, interest-bearing instruments, which may include repurchase agreements and high-grade municipal and corporate notes.

PRICE RANGE OF COMMON STOCK

      Our common stock has been quoted on the Nasdaq National Market under the symbol “CNTE” since December 13, 2001. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of the common stock as reported on the Nasdaq National Market.

	High	Low

2001
Fourth Quarter (commencing December 13, 2001)	$15.40	$9.51
2002
First Quarter	15.71	12.07
Second Quarter	20.73	15.07
Third Quarter	20.45	14.47
Fourth Quarter	23.65	16.97
2003
First Quarter	23.23	14.90
Second Quarter	26.43	18.77
Third Quarter (through July 21, 2003)	29.64	24.81

      On July 21, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $27.57. As of July 18, 2003, there were approximately 24 stockholders of record.

CAPITALIZATION

      The following table shows our capitalization as of March 31, 2003:

•	on an actual basis; and

•	as adjusted to reflect our sale of the 3,000,000 shares of common stock offered by us at an assumed price of $27.57 per share, after deducting the estimated underwriting discount and our estimated offering expenses, and the application of our estimated net proceeds.

      You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

	March 31, 2003

	Actual	As Adjusted

	(in thousands)
Long-term debt	$—	$—

Stockholders’ equity:
Undesignated preferred stock, $.001 par value; 10,000,000 shares authorized and no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $.001 par value; 40,000,000 shares authorized and 16,414,713 shares issued and outstanding, actual; 40,000,000 shares authorized and 19,414,713 shares issued and outstanding, as adjusted	16	19
Additional paid-in capital	72,635	150,682
Net unrealized gain on investments, net of tax	1,141	1,141
Retained earnings	35,869	35,869

Total stockholders’ equity	109,661	187,711

Total capitalization	$109,661	$187,711

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The data for the year ended, and as of, December 31, 2002 are derived from consolidated financial statements audited by PricewaterhouseCoopers LLP and included elsewhere in this prospectus. The data for the years ended, and as of, December 31, 2001 and 2000 are derived from consolidated financial statements audited by Arthur Andersen LLP and included elsewhere in this prospectus. The data for the years ended, and as of, December 31, 1999 and 1998 are derived from audited consolidated financial statements not included in this prospectus. The data for the three months ended, and as of, March 31, 2003 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Operating results for the three months ended March 31, 2003 are not necessarily indicative of operating results to be expected for the full year.

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except share data)
Statement of Operations Data:
Revenues:
Premiums	$176,212	$95,650	$461,030	$326,184	$216,414	$200,549	$149,577
Services	1,222	103	457	385	4,936	880	861

Total revenues	177,434	95,753	461,487	326,569	221,350	201,429	150,438

Operating expenses:
Medical costs	146,907	78,944	379,468	270,151	182,495	178,285	132,199
Cost of services	975	82	341	329	135	—	—
General and administrative expenses	19,405	10,465	50,072	37,617	32,200	29,756	25,066

Total operating expenses	167,287	89,491	429,881	308,097	214,830	208,041	157,265

Earnings (losses) from operations	10,147	6,262	31,606	18,472	6,520	(6,612)	(6,827)
Other income (expense):
Investment and other income, net	974	915	9,575	3,916	1,784	1,623	1,794
Interest expense	(27)	—	(45)	(362)	(611)	(498)	(771)
Equity in earnings (losses) from joint ventures	—	—	—	—	(508)	3	(477)

Earnings (losses) from continuing operations before income taxes	11,094	7,177	41,136	22,026	7,185	(5,484)	(6,281)
Income tax expense (benefit)	4,233	2,877	15,631	9,131	(543)	—	(1,542)
Minority interest	300	—	116	—	—	—	—

Earnings (losses) from continuing operations	7,161	4,300	25,621	12,895	7,728	(5,484)	(4,739)
Loss from discontinued operations, net	—	—	—	—	—	(3,927)	(2,223)

Net earnings (losses)	7,161	4,300	25,621	12,895	7,728	(9,411)	(6,962)
Accretion of redeemable preferred stock	—	—	—	(467)	(492)	(492)	(122)

Net earnings (losses) attributable to common stockholders	$7,161	$4,300	$25,621	$12,428	7,236	$(9,903)	$(7,084)

Net earnings (losses) from continuing operations per common share:
Basic	$0.44	$0.28	$1.63	$5.98	$5.35	$(4.42)	$(3.10)
Diluted	$0.40	$0.25	$1.47	$1.07	$0.76	$(4.42)	$(3.10)
Net earnings (losses) per common share:
Basic	$0.44	$0.28	$1.63	$5.98	$5.35	$(7.33)	$(4.52)
Diluted	$0.40	$0.25	$1.47	$1.07	$0.76	$(7.33)	$(4.52)
Weighted average common shares outstanding:
Basic	16,348,274	15,137,022	15,716,040	2,078,099	1,352,289	1,351,416	1,566,651
Diluted	17,757,266	16,976,451	17,466,116	12,029,246	10,229,393	1,351,416	1,566,651

		December 31,
	March 31,
	2003	2002	2001	2000	1999	1998

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$68,689	$69,227	$90,036	$26,423	$23,663	$21,525
Total assets	224,747	210,327	131,366	66,017	52,207	45,727
Long-term debt, net of current portion	—	—	—	4,000	4,000	4,000
Redeemable convertible preferred stock	—	—	—	18,878	18,386	17,700
Total stockholders’ equity (deficit)	109,661	102,183	64,089	(8,834)	(16,367)	(6,196)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those set forth above under “Risk Factors.”

Overview

      We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, or SSI, and the State Children’s Health Insurance Program, or SCHIP. We have health plans in Wisconsin, Texas, Indiana and New Jersey. In addition, we contract with other healthcare organizations to provide specialty services including behavioral health, nurse triage and pharmacy compliance.

      Effective March 1, 2003, we acquired a 63.7% ownership interest in Group Practice Affiliates, or GPA. GPA, an Atlanta, Georgia-based behavioral healthcare services company, serves over 700,000 individuals in three states through a combination of networks, groups and schools, including a portion of our membership. The joint venture investment is consistent with our strategy to provide diversified medical services to the managed Medicaid population. We paid approximately $4.3 million in cash for our investment in GPA. We may be required to make an additional investment of up to $1.7 million by June 2004 based on GPA’s 2003 performance and other factors. Conversely, certain post-closing adjustments based on GPA’s 2003 performance and other factors may result in our ownership percentage increasing. After a three-year term of the joint venture, we will have the option to acquire any remaining interest in GPA. Similarly the minority interest partners will have the option to sell any remaining interest in GPA to us after the three-year term. Any purchase or sale of the remaining partners’ interest will be equal to the fair market value of the partners’ interests as of the date of the notice.

      Also effective March 1, 2003, we purchased contract and name rights of ScriptAssist, a medication compliance company, for $561,000 in cash. ScriptAssist used various approaches and medical expertise to promote adherence to prescription drugs. We are administering the purchased contracts under the ScriptAssist name. The asset acquisition is consistent with our strategy to provide diversified medical services to the managed Medicaid population. As a result of the ScriptAssist transaction, $561,000 was allocated to an intangible asset, purchased contract rights. We are amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

      On December 1, 2002, we acquired 80% of the outstanding capital stock of University Health Plans, or UHP, from University of Medicine and Dentistry of New Jersey, or UMDNJ, which continues to own the remaining capital stock of UHP. UHP is a managed health plan operating in 15 counties in New Jersey. We paid an aggregate purchase price of approximately $10.6 million for our interest in UHP. In connection with the acquisition, we entered into an investor rights agreement with UMDNJ providing that, among other things:

•	We have the right, exercisable at any time prior to September 1, 2003, to purchase the remaining shares of UHP held by UMDNJ for a cash purchase price of $2.6 million.

•	If we do not exercise the right described above, the remaining shares of UHP held by UMDNJ will be exchanged on December 1, 2005 for a purchase price payable in either, at our election, shares of our common stock or cash. The purchase price would equal the greater of (a) $2.6 million or (b) the product of (1) the enterprise value of UHP as of December 1, 2005 and (2) the percentage of the outstanding UHP common stock (on a diluted basis) then represented by the shares owned by UMDNJ.

      In June 2002, Superior HealthPlan entered into an agreement with Texas Universities Health Plan Inc. to purchase the SCHIP contracts in three Texas service areas. Effective September 1, October 1 and November 1, 2002, the state of Texas approved the contract sales between Superior and Texas Universities

Health Plan, thereby adding approximately 24,000 members to our Texas health plan. As a result of this transaction, $595,000 was recorded as an intangible asset, purchased contract rights. We are amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

      In June 2003 we entered into a definitive agreement under which we expect to acquire, in the third quarter of 2003, the Medicaid-related contract rights of HMO Blue Texas in the San Antonio, Texas market for a purchase price of $1.0 million in cash. This acquisition will add 21,000 members to our existing base of 24,000 members in San Antonio.

      With our acquisition of 63.7% of GPA and our purchase of ScriptAssist assets, we began operating in two segments: Medicaid Managed Care and Specialty Services. The Medicaid Managed Care segment consists of our health plans, including all of the functions needed to operate them. The Specialty Services segment consists of our specialty services, including our behavioral health, nurse triage and pharmacy compliance functions. Our consolidated financial statements for the three months ended March 31, 2003 and prior periods, including 2002, 2001 and 2000, are not presented by segment because revenues and earnings from operations from third parties from our Specialty Services segment represented less than 1.0% of consolidated revenues and earnings from operations for each such period.

     Revenues

      We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premiums during the month we provide services and recognize premium revenue during the period in which we are obligated to provide services to our members. We generate services revenue for providing services on a non-risk basis to SSI members through our Medicaid managed care organizations, and for providing behavioral health, nurse triage and pharmacy compliance services to other healthcare entities.

      Premiums collected in advance are recorded as unearned premiums. Premiums due to us are recorded as premium and related receivables and are recorded net of an allowance based on historical trends and our management’s judgment on the collectibility of these accounts. As we generally receive premiums during the month in which services are provided, the allowance is typically not significant in comparison to total premium revenue and does not have a material impact on the presentation of our financial condition, changes in financial position or results of operations. From 1998 to 2000, however, we provided Medicaid services in certain regions of Indiana as a subcontractor with Maxicare Indiana, Inc. In June 2001, the Insurance Commissioner of the Indiana Department of Insurance declared Maxicare insolvent and ordered Maxicare into liquidation. As a result, we maintained an allowance for uncollectible receivables in the amount of $2.7 million to fully reserve for all receivables from Maxicare as of December 31, 2001. In 2002, subsequent to a release and settlement agreement with Maxicare and the Indiana Insurance Commissioner that requires no payment by either Maxicare or us, we wrote off the entire balance of the receivable from Maxicare as uncollectible and reduced the related allowance for doubtful accounts.

      The primary driver of our increasing revenues has been membership growth. We have increased our membership through internal growth and acquisitions. From December 31, 2000 to March 31, 2003, we increased our membership by 116%. The following table sets forth our membership by state:

		December 31,
	March 31,
	2003	2002	2001	2000

Wisconsin	139,100	133,000	114,300	60,200
Texas	122,700	118,000	54,900	26,000
Indiana	104,800	105,700	65,900	108,000
New Jersey	52,700	52,900	—	—

Total	419,300	409,600	235,100	194,200

      The following table sets forth our membership by line of business:

		December 31,
	March 31,
	2003	2002	2001	2000

Medicaid (excluding SSI)	344,700	336,100	210,900	183,500
SCHIP	66,600	65,900	21,800	9,800
SSI	8,000	7,600	2,400	900

Total	419,300	409,600	235,100	194,200

      In 2002, our membership increased by 24,000 members in Texas due to the purchase of SCHIP contract rights from Texas Universities Health Plan. In addition, two smaller plans exited the Austin, Texas market. As a result, our Texas plan increased its membership by 28,000 lives. This increase includes 12,000 lives that we are managing for the state of Texas on an interim basis and that will become part of a reprocurement process scheduled for mid-2004. We entered the New Jersey market through our acquisition of 80% of the equity of UHP. Membership increases in our Wisconsin and Indiana markets resulted from additions to our provider network and growth in the number of Medicaid beneficiaries.

      In 2001, our membership in Indiana declined due to a subcontracting provider organization terminating a percent-of-premium arrangement, which was our only contract of that type. Separately, we entered into agreements with Humana that resulted in the transfer to us of 35,000 members in Wisconsin and 30,000 members in Texas.

      In 2000, a competitor in our Wisconsin market terminated its participation in the Medicaid program benefiting our enrollment growth. Our membership growth in the northern and central regions of Indiana was offset by our decision to reduce our participation in the southern region. Our El Paso health plan achieved sizable growth because we were named the default health plan in this area and enrolled a majority of the members who failed to select a specific plan.

     Operating Expenses

      Our operating expenses include medical costs, cost of services, and general and administrative expenses.

      Our medical costs include payments to physicians, hospitals, and other providers for healthcare and specialty product claims. Medical costs also include estimates of medical expenses incurred but not yet reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including inpatient hospital utilization data and prior claims experience. As part of this review, we also consider the costs to process medical claims, and estimates of amounts to cover uncertainties related to fluctuations in physician billing patterns, membership, products and inpatient hospital trends. These estimates are adjusted as more information becomes available. We utilize the services of independent actuarial consultants who are contracted to review our estimates quarterly. While we believe that our process for estimating IBNR is actuarially sound, we cannot assure you that healthcare claim costs will not exceed our estimates.

      Our results of operations depend on our ability to manage expenses related to health benefits and to accurately predict costs incurred. Our health benefits ratio represents medical costs as a percentage of premium revenues and reflects the direct relationship between the premium received and the medical services provided. The table below depicts our health benefits ratios by member category and in total:

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2003	2002	2002	2001	2000

Medicaid (excluding SSI)	82.4%	82.5%	82.2%	82.8%	84.3%
SSI	104.2	—	100.7	—	—
Total	83.4	82.5	82.3	82.8	84.3

      While our core Medicaid business remained consistent between periods, the addition of the SSI members in New Jersey in December 2002 has caused our health benefits ratio to increase. The health benefits ratio for SSI is affected by a low membership base, which subjects us to volatility. We expect the health benefits ratio for SSI to decrease as these members become fully integrated into our medical management programs and our membership base grows within the state of New Jersey as well as in new markets.

      Our cost of services expenses include all direct costs to support the local functions responsible for generation of our services revenues. These expenses primarily consist of the salaries and wages of the physicians, clinicians, therapists and teachers who provide the services and expenses related to the clinics and supporting facilities and equipment used to provide services.

      Our general and administrative expenses primarily reflect wages and benefits and other administrative costs related to health plans and our centralized functions that support all of our business units. The major centralized functions are claims processing, information systems, finance, medical management support, human resources and administration. Our general and administrative expenses ratio represents general and administrative expenses as a percentage of total revenues and reflects the relationship between revenues earned and the costs necessary to drive those revenues. The following table sets forth the general and administrative expenses ratios by business segment and in total.

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2003	2002	2002	2001	2000

Medicaid Managed Care	10.5%	10.9%	10.9%	11.6%	14.6%
Specialty Services	26.6	—	—	—	—
Total	10.9	10.9	10.9	11.6	14.6

      The improvement in the general and administrative expenses ratio reflects growth in membership and leveraging of our overall infrastructure. For example, the decrease in our general and administrative ratio over the past two years in part reflects our efforts to increase claims processing efficiencies through our centralized support functions. As a result, our days in claims payable, which is a calculation of medical claims liabilities at the end of the quarter divided by average claims expense per calendar day for such quarter, decreased from 73.4 days at December 31, 2001 to 71.8 at December 31, 2002 and 58.1 at March 31, 2003. Net of the effects of our acquisition of 80% of the capital stock of UHP on December 1, 2002, our days in claims payable would have been 64.5 days at December 31, 2002.

     Other Income (Expense)

      Other income (expense) consists principally of investment and other income, interest expense and equity in earnings (losses) from joint ventures.

•	Investment income is derived from our cash, cash equivalents and investments. Information about our investments is included below under “Liquidity and Capital Resources.”

•	Interest expense reported in 2001 and 2000 primarily reflected interest paid on our subordinated notes, which we repaid in full in December 2001. Interest expense reported in the three months ended March 31, 2003 and in 2002 reflects non-use fees paid to a bank in conjunction with our credit facility.

•	Equity in earnings (losses) from joint ventures principally represented our share of operating results from Superior HealthPlan, which we formed with Community Health Centers Network in 1997. From 1998 through 2000, we owned 39% of Superior, and therefore accounted for the investment under the equity method of accounting. Effective January 1, 2001, we entered into an agreement to purchase an additional 51% of Superior. We also agreed to purchase from TACHC GP, Inc. a term note pursuant to which Superior owed TACHC $160,000. As a result of entering into this agreement, we began accounting for our investment in Superior using consolidation accounting. We therefore no longer reflect any operations of Superior in equity in earnings (losses) from joint ventures, and we eliminate in consolidation all administrative fees from Superior. In addition, in December 2001 we acquired the remaining 10% equity interest in Superior in exchange for 10,715 shares of our common stock.

Critical Accounting Policies

      Our significant accounting policies are more fully described in note 3 to our annual consolidated financial statements included elsewhere herein. Two of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty.

Medical Claims Liabilities

      Our medical costs include estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

      In applying this policy, our management uses its judgment to determine the assumptions to be used in the determination of the required estimates. While we believe these estimates are appropriate, it is possible future events could require us to make significant adjustments for revisions to these estimates. The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

      The change in medical claims liabilities is summarized as follows:

	Year Ended December 31,

	2002	2001	2000

Balance, January 1	$59,565	$45,805	$37,339
Acquisitions	16,230	5,074	—
Incurred related to:
Current year	399,141	289,133	188,034
Prior years	(19,673)	(18,982)	(5,539)

Total incurred	379,468	270,151	182,495

Paid related to:
Current year	326,636	230,216	146,360
Prior years	37,446	31,249	27,669

Total paid	364,082	261,465	174,029

Balance, December 31	$91,181	$59,565	$45,805

      Acquisitions in 2002 include reserves acquired in connection with our acquisition of 80% of the outstanding capital stock of UHP. Acquisitions in 2001 include reserves acquired in connection with our acquisition of the remaining shares of Superior HealthPlan.

      Changes in estimates of incurred claims for prior years recognized during 2002, 2001 and 2000 were attributable to favorable development in all of our markets, including lower than anticipated utilization of medical services.

Intangible Assets

      We have made several acquisitions since 2001 that collectively have resulted in our recording of a significant amount of intangible assets. These intangible assets represent the excess of cost over the fair market value of net assets acquired in purchase transactions and consist of purchased contract rights, provider contracts and goodwill. Purchased contract rights are amortized using the straight-line method over periods ranging from 60 to 120 months. Provider contracts are amortized using the straight-line method over 120 months.

      Our management evaluates whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. Impairment of an intangible asset is triggered when the estimated future undiscounted cash flows (excluding interest charges) do not exceed the carrying amount of the intangible asset and related goodwill. If the events or circumstances indicate that the remaining balance of the intangible asset and goodwill may be permanently impaired, the potential impairment will be measured based upon the difference between the carrying amount of the intangible asset and goodwill and the fair value of such asset determined using the estimated future discounted cash flows (excluding interest charges) generated from the use and ultimate disposition of the respective acquired entity. Our management must make assumptions and estimates, such as the discount factor, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results.

      Effective January 1, 2002, we ceased to amortize goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is reviewed at least annually for impairment. In addition, we will perform an impairment analysis of intangible assets more frequently based on other factors. These factors would include significant changes in membership, state funding, medical contracts and provider networks and contracts. We did not recognize any impairment losses during the three months ended March 31, 2003 or 2002, 2001 or 2000.

Results of Operations

     Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

     Revenues

      Premiums for the three months ended March 31, 2003 increased $80.6 million, or 84.2%, to $176.2 million from $95.7 million for the comparable period in 2002. This increase was due to organic growth in our existing markets, changes in our member mix by program category, the purchase of the Texas SCHIP contracts and the acquisition of 80% of the outstanding capital stock of UHP. In addition, we received weighted average rate increases effective January 1, 2003 of 1.0% in Indiana and 4.3% in Wisconsin.

      Services revenue for the three months ended March 31, 2003 increased $1.1 million to $1.2 million from $103,000 for the comparable period in 2002. This increase resulted from increases in our non-risk SSI membership in our Texas market and from the inclusion of one month of services revenue of GPA.

     Operating Expenses

      Medical costs for the three months ended March 31, 2003 increased $68.0 million, or 86.1%, to $146.9 million from $78.9 million for the comparable period in 2002. This increase primarily reflected the growth in our membership as described above.

      Cost of services for the three months ended March 31, 2003 increased $893,000 to $975,000 from $82,000 for the comparable period in 2002. This increase was due to the inclusion of one month of direct costs related to the services revenue of GPA.

      General and administrative expenses for the three months ended March 31, 2003 increased $8.9 million, or 85.4%, to $19.4 million from $10.5 million for the comparable period in 2002. This increase reflected a higher level of wages and related expenses for additional staff to support our membership growth and expanding markets.

     Other Income (Expense)

      Other income (expense) for the three months ended March 31, 2003 increased $32,000, or 3.5%, to $947,000 from $915,000 for the comparable period in 2002. The modest increase between periods is due to a larger amount of dollars invested offset by the decrease in the interest rate environment.

     Income Tax Expense

      For the three months ended March 31, 2003, we recorded income tax expense of $4.2 million based on a 38.2% effective tax rate. For the three months ended March 31, 2002, we recorded income tax expense of $2.9 million based on an effective tax rate of 40.1%. Our effective tax rate decreased period over period due to our investment in tax-advantaged securities and our implementation of state tax savings strategies.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Revenues

      Premiums for the year ended December 31, 2002 increased $134.8 million, or 41.3%, to $461.0 million from $326.2 million in 2001. This increase was due to organic growth in our existing markets, the purchase of the Texas SCHIP contracts and the inclusion of one month of revenues of UHP. In addition, we received premium rate increases ranging from 1.5% to 10.7%, or 5.1% on a composite basis across our markets.

      Services revenue for the year ended December 31, 2002 increased $72,000, or 18.7%, to $457,000 from $385,000 in 2001. This increase resulted from increases in our non-risk SSI membership in our Texas market.

     Operating Expenses

      Medical costs for the year ended December 31, 2002 increased $109.3 million, or 40.5%, to $379.5 million from $270.2 million in 2001. This increase reflected the growth in our membership.

      Cost of services for the year ended December 31, 2002 increased $12,000, or 3.6%, to $341,000 from $329,000 for the comparable period in 2001. While the non-risk SSI membership increased between periods, the cost of services remained relatively flat as we leveraged existing systems to support the increased membership.

      General and administrative expenses for the year ended December 31, 2002 increased $12.4 million, or 33.1%, to $50.1 million from $37.6 million in 2001. This increase reflected a higher level of wages and related expenses for additional staff to support our membership growth.

     Other Income

      Other income for the year ended December 31, 2002 increased $6.0 million, or 168.1%, to $9.5 million from $3.6 million in 2001. A majority of the increase is due to the receipt of a one-time dividend of $5.1 million from a captive insurance company in which we maintained an investment. In addition, investment income increased due to a larger amount of dollars invested, and interest expense decreased year over year due to the repayment of our subordinated debt in December 2001.

     Income Tax Expense

      For the year ended December 31, 2002 we recorded income tax expense of $15.6 million, or an effective tax rate of 38.0%. This compares to $9.1 million, or an effective tax rate of 41.5%, for the year ended December 31, 2001. Our effective tax rate decreased year over year due to our investment in tax-advantaged securities and our implementation of state tax saving strategies during 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Revenues

      Premiums for the year ended December 31, 2001 increased $109.8 million, or 50.7%, to $326.2 million from $216.4 million in 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

      Services revenue for the year ended December 31, 2001 decreased $4.6 million, or 92.2%, to $385,000 from $4.9 million in 2000 as a result of our acquisition of a majority share of Superior HealthPlan, as described above.

     Operating Expenses

      Medical costs for the year ended December 31, 2001 increased $87.7 million, or 48.0%, to $270.2 million from $182.5 million in 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

      Cost of services for the year ended December 31, 2001 increased $194,000, or 143.7%, to $329,000 from $135,000 in 2000. This increase reflected the growth in the Texas non-risk SSI membership.

      General and administrative expenses for the year ended December 31, 2001 increased $5.4 million, or 16.8%, to $37.6 million from $32.2 million in 2000. This increase primarily was due to a higher level of wages and related expenses for additional staff to support our membership growth.

     Other Income

      Other income for the year ended December 31, 2001 increased $2.9 million, or 434.4%, to $3.6 million from $665,000 in 2000. This primarily reflected a significant increase in investment income due to an increase in cash, cash equivalents and investments. The increase also reflected the consolidation of our El Paso market due to our increased ownership.

     Income Tax Expense

      For the year ended December 31, 2001, we recorded income tax expense of $9.1 million based on a 41.5% effective tax rate. For the year ended December 31, 2000, we recorded an income tax benefit of $543,000 primarily as a result of the reversal of our valuation allowance related to deferred tax assets.

Quarterly Results

      The following table sets forth unaudited consolidated statements of earnings data for the first quarter of 2003 and for each quarter of 2002 and 2001. This information has been presented on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the quarterly results. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of operating results to be expected for any future period.

	Three Months Ended

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2003	2002	2002	2002	2002	2001	2001	2001	2001

	(dollars in thousands, except per share data)
Total revenues	$177,434	$141,726	$116,398	$107,610	$95,753	$90,291	$85,414	$80,560	$70,304
Earnings from operations	10,147	9,598	8,028	7,718	6,262	5,698	5,355	4,513	2,906
Earnings before income taxes	11,094	10,496	14,780	8,683	7,177	6,731	6,175	5,343	3,777
Net earnings	7,161	6,814	9,273	5,234	4,300	3,920	3,563	3,230	2,182
Net earnings attributable to common stockholders	7,161	6,814	9,273	5,234	4,300	3,822	3,440	3,107	2,059
Per share data:
Net earnings per common share, basic	$0.44	$0.42	$0.58	$0.34	$0.28	$0.91	$2.52	$2.27	$1.51
Net earnings per common share, diluted	$0.40	$0.38	$0.52	$0.30	$0.25	$0.30	$0.30	$0.28	$0.19
Period end membership	419,300	409,600	296,100	278,600	249,300	235,100	224,800	213,200	205,000

Liquidity and Capital Resources

      On May 22, 2002, we closed a follow-on public offering of 7,500,000 shares of common stock at $16.50 per share. Of the 7,500,000 shares, 6,900,000 shares were offered by selling stockholders and 600,000 by us. On June 5, 2002, the underwriters of our follow-on public offering exercised their over-allotment option to purchase 1,019,258 additional shares from selling stockholders and 103,743 shares from us. We received net proceeds of $10.3 million from the two closings of the follow-on offering.

      On December 18, 2001, we closed our initial public offering of 4,875,000 shares of common stock at $9.33 per share. We received net proceeds of $41.0 million. Prior to this offering, we financed our operations and growth through private equity and debt financings and internally generated funds, raising $22.4 million between 1993 and 1998. This consisted of $18.4 million through the issuance of equity securities and $4.0 million through subordinated debt financing.

      Our operating activities provided cash of $9.9 million in the three months ended March 31, 2003 compared to $2.3 million in the three months ended March 31, 2002. The increase in cash provided in the three months ended March 31, 2003 compared to the three months ended March 31, 2002 was due to continued profitability, an increase in membership and timing of income tax payments. Our operating activities provided cash of $39.7 million in 2002, $30.2 million in 2001 and $13.5 million in 2000. The increases in 2002 and 2001 were due to further improved profitability, increases in membership and the timing of premium payments.

      Our investing activities used cash of $9.8 million for the three months ended March 31, 2003 and provided cash of $552,000 for the comparable period in 2002. Our investing activities used cash of $79.7 million in 2002, provided cash of $2.7 million in 2001 and used cash of $14.6 million in 2000. Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets within our investment guidelines. Net cash provided by and used in investing activities will fluctuate from year to year due to the timing of investment purchases, sales and maturities. As of March 31, 2003, our investment portfolio consisted primarily of fixed-income securities with an average duration of 2.9 years. Cash is invested in investment vehicles such as municipal bonds, commercial paper, U.S. government-backed agencies and U.S. Treasury instruments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio yield was 3.5% for the three months ended March 31, 2003, 6.9% for December 31, 2002 (exclusive of a one-time dividend of $5.1 million from a captive insurance company in which we maintained an investment) and 5.6% for 2001. Our yield decreased due to our investment in tax-advantaged securities in the first quarter of 2003 and the third and fourth quarters of 2002, as well as a decrease in the overall interest rate environment.

      Our financing activities provided cash of $259,000 for the three months ended March 31, 2003 and $15,000 for the three months ended March 31, 2002. Cash flows for these three-month periods consisted of proceeds received from the exercise of stock options. Our financing activities provided cash of $10.8 million in 2002 and $37.0 million in 2001 and used cash of $2.4 million in 2000. During 2002, financing cash flows primarily consisted of the issuance of common stock through our follow-on offering, the exercise of the over-allotment and proceeds received from the exercise of stock options. During 2001, financing cash flows primarily consisted of the issuance of common stock through our initial public offering net of the repayment of subordinated notes with $4.0 million of our proceeds. During 2000, financing cash flows consisted of borrowings and repayments under a credit facility and issuances of preferred stock.

      We may use our existing funds, including proceeds from the offering made by this prospectus and our two earlier public offerings, to make strategic acquisitions including Medicaid and SCHIP businesses, specialty services businesses and contract rights to increase our membership and to expand our business into new service areas. In June 2003 we announced our agreement to purchase the Medicaid-related contract rights of HMO Blue Texas. This transaction includes the right to serve 21,000 Medicaid lives and is expected to close in the third quarter of 2003. Effective March 1, 2003, we acquired a 63.7% interest in GPA for $4.3 million and purchased assets of ScriptAssist for $561,000. In 2002, we purchased the capital stock of Bankers Reserve Life Insurance Company of Wisconsin for $479,000, net of assets and liabilities acquired, and the rights to Texas Universities Health Plan’s SCHIP contracts for $595,000. In addition, we purchased 80% of the outstanding capital stock of UHP for $10.6 million. In 2001, we purchased the rights to the Humana Medicaid contracts with the states of Texas and Wisconsin for $1.2 million.

      Our capital expenditures consist primarily of new software, software and hardware upgrades, and furniture, equipment and leasehold improvements related to office and market expansions. We purchased $684,000 of capital assets during the three months ended March 31, 2003, and we anticipate spending $6.6 million for additional capital expenditures during the remainder of 2003 on office and market expansions and system upgrades. In 2002, we spent $3.9 million on capital assets consisting primarily of new software, software and hardware upgrades, furniture, equipment and leasehold improvements related to office and market expansions. In 2001, we purchased $3.6 million of furniture, equipment and leasehold improvements due to the addition of the Austin and San Antonio markets and the expansion of the Wisconsin market.

      In July 2003, we purchased the building in which our corporate headquarters in St. Louis, Missouri are located for an aggregate purchase price of $12.5 million. We paid the purchase price in cash, and we currently are negotiating with a bank to borrow $8.0 million under a non-recourse mortgage loan arrangement to replenish a portion of the cash purchase price.

      Our principal contractual obligations at March 31, 2003 consisted of obligations under operating leases. The significant annual noncancelable lease payments over the next five years and beyond are as follows (in thousands):

Payments Due

March 31, 2003 through December 31, 2003	$4,286
2004	5,495
2005	5,012
2006	4,453
2007	3,847
Thereafter	8,065

Total	$31,158

      In addition, we will acquire the remaining equity of UHP by no later than December 1, 2005, as described under “Overview” above.

      In May 2002, we entered into a $25 million revolving line of credit facility with LaSalle Bank N.A. The facility had an initial term of one year, which we extended for an additional year effective in May 2003. The facility has interest rates based on the lender bank’s prime rate and LIBOR. We granted a security interest in the common stock of our subsidiaries. The facility includes financial covenants, including requirements of minimum EBITDA and minimum tangible net worth. We are required to obtain LaSalle’s consent of any proposed acquisition that would result in a violation of any of the covenants contained in the facility. As of March 31, 2003, we were in compliance with all covenants and no funds had been drawn on the facility.

      At March 31, 2003, we had working capital, defined as current assets less current liabilities, of $(12.4) million as compared to $(8.8) million at December 31, 2002. Our working capital is often minimal and sometimes negative due to our efforts to increase investment returns through purchases of investments that have maturities of greater than one year and, therefore, are classified as long-term. Our investment policies are also designed to provide liquidity and preserve capital. We manage our short-term and long-term investments to ensure that a sufficient portion is held in investments that are highly liquid and can be sold to fund working capital as needed.

      Cash, cash equivalents and short-term investments were $68.7 million at March 31, 2003 and $69.2 million at December 31, 2002. Long-term investments were $103.7 million at March 31, 2003 and $95.4 million at December 31, 2002 including restricted deposits of $16.5 million at March 31, 2003 and $15.8 million at December 31, 2002. Cash and investments held by our unregulated entities totaled $46.4 million at March 31, 2003. Based on our operating plan, we expect that our available cash, cash equivalents and investments, cash from our operations, cash available under our credit facility and the net proceeds of the offering made by this prospectus will be sufficient to finance our operations and capital expenditures for at least twelve months after the completion of the offering made by this prospectus.

Regulatory Capital and Dividend Restrictions

      Our operations are conducted through our subsidiaries. As managed care organizations, our subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to us. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary without prior approval by state regulatory authorities is limited based on the entity’s level of statutory net income and statutory capital and surplus.

      Our subsidiaries are required to maintain minimum capital requirements prescribed by various regulatory authorities in each of the states in which we operate. As of March 31, 2003, our subsidiaries had aggregate statutory capital and surplus of $42.9 million, compared with the required minimum aggregate statutory capital and surplus requirements of $23.4 million. As of December 31, 2002, our subsidiaries had aggregate statutory capital and surplus of $36.9 million, compared with the required minimum aggregate statutory capital and surplus requirements of $22.0 million.

      The National Association of Insurance Commissioners adopted guidelines which set minimum risk-based capital requirements for insurance companies, managed care organizations and other entities bearing risk for healthcare coverage. Wisconsin and Texas adopted various forms of the rules as of December 31, 1999. As of December 31, 2002 our Wisconsin and Texas health plans were in compliance with risk-based capital requirements. Indiana has adopted risk-based capital rules that will take effect as of December 31, 2004. The managed care organization rules, if adopted by New Jersey, may increase the minimum capital required for our health plans in New Jersey. We continue to monitor the requirements in Indiana and New Jersey and do not expect that they will have a material impact on our results of operations, financial position or cash flows.

Recent Accounting Pronouncements

      In May 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002,” was issued. As a result of the rescission of SFAS No. 4, gains and losses related to the extinguishment of debt should be classified as extraordinary only if they meet the criteria outlined under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” was an amendment to SFAS No. 4 and is no longer necessary. SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” defined accounting requirements for the effects of the transition to the Motor Carrier Act of 1980. The transitions are complete and SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” requiring that any capital lease that is modified resulting in an operating lease should be accounted for under the sale-leaseback provisions of SFAS No. 98 or SFAS No. 28, as applicable. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of SFAS No. 145 did not have a material impact on our results of operations, financial position or cash flows.

      In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued. It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on our results of operations, financial position or cash flows.

      In November 2002, FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of SFAS No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” was issued. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees.

      We have adopted the disclosure requirements of FIN 45 as required for fiscal years ending after December 15, 2002 and will adopt the provisions for initial recognition and measurement for all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 related to initial recognition and measurement of guarantees is not expected to have a significant impact on our net income or equity. We have completed an inventory of potential contingencies and noted one potential guarantee that would require the following disclosure in our financial statement footnotes per FIN 45:

“Within the Company’s Medicaid contract with the state of Wisconsin, the Company is required to pay a fee if its contracted physicians do not provide an adequate number of healthy examinations to certain member groups. This agreement constitutes a performance guarantee. At the end of each fiscal year, the Company performs an analysis to estimate the amount owed to the state of Wisconsin, if any, under the performance guarantees. The state of Wisconsin, however, does not calculate or request payment for the amount owed until at least thirteen months subsequent to each year end. As such, the Company has recorded a current payable for any portions owed within one year and a long-term liability for portions owed for a period greater than one year from the balance sheet date. As of December 31, 2002 and 2001, the Company recorded $2.0 million and $829,000, respectively, of accounts payable and other accrued expenses for the current portions of the fees owned and $1.0 million at both year ends of other long-term liabilities for the long-term portions.”

      In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” was issued. This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not have a material impact on our results of operations, financial position or cash flows.

      On January 17, 2003, FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51,” was issued. The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities, which are entities for which control is achieved through means other than through voting rights. Our management has completed an analysis of FIN 46 and has determined that we do not have any variable interest entities.

      In April 2003, SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” was issued. SFAS No. 149 amends and clarifies SFAS No. 133 to improve financial accounting and reporting for derivative instruments and hedging activities. To ensure that contracts with comparable characteristics are accounted for similarly, SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component and amends the definition of an underlying and certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003, except certain provisions relating to forward purchases and sales of when-issued securities or other securities that do not yet exist should be applied to both existing contracts and new contracts entered into after June 30, 2003. We do not expect that adoption of SFAS No. 149 will have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      As of March 31, 2003, we had short-term investments of $8.7 million and long-term investments of $103.7 million, including restricted deposits of $16.5 million. The short-term investments consist of highly liquid securities with maturities between three and 12 months. The long-term investments consist of municipal bonds, U.S. government-backed agencies and U.S. Treasury investments, and have original maturities greater than one year. Restricted deposits consist of investments required by various state statutes to be deposited or pledged to state agencies. These investments are classified as long-term regardless of the contractual maturity date due to the nature of the state’s requirements. These investments are subject to interest rate risk and will decrease in value if market rates increase. We have the ability to hold these short-term investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at March 31, 2003, the fair value of our fixed income investments would have decreased by approximately $2.5 million. Similarly, a 1% decrease in market interest rates at March 31, 2003 would have resulted in an increase of the fair value of our investments of approximately $2.5 million. Declines in interest rates over time will reduce our investment income.

Inflation

      Although the general rate of inflation has remained relatively stable and healthcare cost inflation has stabilized in recent years, the national healthcare cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs though contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services.

      While we currently believe our strategies to mitigate healthcare cost inflation will continue to be successful, competitive pressures, new healthcare and pharmaceutical product introductions, demands from healthcare providers and customers, applicable regulations or other factors may affect our ability to control the impact of healthcare cost increases.

Compliance Costs

      Federal and state regulations governing standards for electronic transactions, data security and confidentiality of patient information have been issued recently. Due to the uncertainty surrounding the regulatory requirements, we cannot be sure that the systems and programs that we have implemented will comply adequately with the regulations that are ultimately adopted. Implementation of additional systems and programs will be required, the cost of which we estimate not to exceed $500,000 in 2003. We incurred implementation costs of $96,000 in the three months ended March 31, 2003. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states.

BUSINESS

      We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, or SSI, and the State Children’s Health Insurance Program, or SCHIP. We have health plans in Wisconsin, Texas, Indiana and New Jersey. We believe our local approach to managing our health plans, including provider and member services, enables us to provide accessible, high quality, culturally-sensitive healthcare services to our members. Our disease management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine health problems, as well as more severe acute and chronic conditions. We combine our decentralized local approach with centralized finance, information systems, claims processing and medical management support functions.

Our Approach

      Our approach to managed care is based on the following key attributes:

•	Medicaid Expertise. Over the last 19 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. We do this primarily by providing nurse case managers who support our physicians in implementing disease management programs and by providing incentives for our physicians to provide preventive care on a regular basis. We recruit and train staff and providers who are attentive to the needs of our members and who are experienced in working with culturally diverse, low-income Medicaid populations. Our experience in working with state regulators helps us to implement and deliver our programs and services efficiently and affords us opportunities to provide input on Medicaid industry practices and policies in the states in which we operate.

•	Localized Services, Support and Branding. We provide access to healthcare services through local networks of providers and staff that focus on the cultural norms of their individual communities. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach program employs several former Medicaid recipients to work with our members and their communities to promote health, and to promote self-improvement through employment and education. We use locally recognized plan names, and we tailor our materials and processes to meet the needs of the communities and the state programs we serve. Our approach to community-based service results in local accountability and solidifies our decentralized management and operational structure.

•	Collaborative Approach with States. Our approach is to work with state agencies on redefining benefit levels, eligibility requirements and provider fee schedules in order to maximize the number of uninsured individuals covered through Medicaid and SCHIP while maintaining adequate levels of provider compensation.

•	Physician-Driven Approach. We have implemented a physician-driven approach in which our physicians are actively engaged in developing and implementing our healthcare delivery policies and strategies. Our local boards of directors, which help shape the character and quality of our organization, have significant provider representation in each of our principal geographic markets. This approach is designed to eliminate unnecessary costs, improve service to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base.

•	Efficiency of Business Model. We have designed our business model to allow us to readily add new members in our existing markets and expand into new regions in which we may choose to operate. The combination of our decentralized local approach to operating our health plans and our centralized finance, information systems, claims processing and medical management support functions allows us to quickly and economically integrate new business opportunities. Because of our business model, we believe we would be able to quickly recover from a disaster in one of our plan locations by moving member and physician services to one of our other locations.

•	Specialized Systems and Technology. Through our specialized information systems, we are able to strengthen our relationships with providers and states, which help us to grow our membership base. These systems also help us identify needs for new healthcare programs. Physicians can use our claims, utilization and membership data to manage their practices more efficiently, and they benefit from our timely and accurate payments. State agencies can use data from our information systems to demonstrate that their Medicaid populations are receiving quality healthcare in an efficient manner.

•	Complementary Business Lines. We have begun to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. Effective March 1, 2003, we acquired a 63.7% interest in Group Practice Affiliates, or GPA, a behavioral health services company, and purchased contract and name rights of ScriptAssist, a medication compliance company. We believe these and other business lines, such as our NurseWise triage program, will allow us to expand our services and diversify our sources of revenue.

Our Strategy

      Our objective is to become the leading national Medicaid managed care organization. We intend to achieve this objective by implementing the following key components of our strategy:

•	Increase Penetration of Existing State Markets. We intend to continue to increase our membership in states in which we currently operate through alliances with key providers, outreach efforts, development and implementation of community-specific products and acquisitions. For example, in Indiana, where the state assigns members to physicians, we increased our membership in 2002 by recruiting additional physicians. We may also increase membership by acquiring Medicaid businesses, contracts and other related assets from our competitors in our existing markets, such as our purchase of Texas Universities Health Plan’s SCHIP contracts in 2002.

•	Develop and Acquire Additional State Markets. We continue to leverage our experience in identifying and developing new markets by seeking both to acquire existing businesses and to build our own operations. We expect to focus our expansion on states where Medicaid recipients are mandated to enroll in managed care organizations. For example, we entered the New Jersey market by acquiring 80% of the equity of University Health Plans, Inc., or UHP, on December 1, 2002.

•	Address Emerging State Needs. We are working to assist the states in which we operate in addressing the financial and other challenges they face in these difficult economic times. We seek to assist the states in balancing premium rates, benefit levels, member eligibility, policies and practices, and provider compensation. By helping states structure an appropriate level and range of Medicaid and SCHIP services, we seek to ensure that we are able to continue to provide those services on terms that protect our targeted gross margins and provide an acceptable return to our stockholders.

•	Diversify Our Business Lines. We seek to broaden our business lines into areas that complement our business to enable us to grow our revenue stream and decrease our dependence on Medicaid reimbursement. Effective March 1, 2003, we acquired a 63.7% interest in GPA, a behavioral health services company, and purchased contract and name rights of ScriptAssist, a medication compliance company. In addition to the services provided through these acquisitions and NurseWise, we are considering services such as disease management and other Medicaid related, fee-for-service lines of business that would complement our core business. We believe we may have opportunities to offer these services to other managed care organizations and states.

•	Leverage Our Information Technologies to Enhance Operating Efficiencies. We intend to continue to invest in our centralized information systems to further streamline our processes and drive efficiencies in our operations and to add functionality to improve the service we provide to our members. Our information systems enable us to add members and markets quickly and economically. For example, we began paying claims for UHP out of our centralized claims facility within the first week after we acquired an 80% equity interest in the New Jersey health plan.

Medicaid and SCHIP

      Medicaid is a health insurance program for low-income families and individuals with disabilities. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs — one for each state, each territory and the District of Columbia. Medicaid eligibility is based on a combination of income and asset requirements subject to federal guidelines. Financial requirements are most often determined by an income level relative to the federal poverty level. Historically, children have represented the largest eligibility group for Medicaid.

      SSI covers low-income aged, blind and disabled persons. SSI beneficiaries represent a growing portion of all Medicaid recipients, and SSI recipients typically utilize more services because of their more critical health issues.

      SCHIP was established to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. All states have adopted SCHIP.

      Since the early 1980s, increasing healthcare costs combined with significant growth in the number of Medicaid recipients have led many states to establish Medicaid managed care initiatives. State premium payments to managed care plans are financed in part by the federal government. In recent years, a growing number of states, including each of the states in which we operate, have mandated that their Medicaid recipients enroll in managed care plans.

Member Programs and Services

      We recognize the importance of member-focused services in the delivery of quality managed care services. Our locally based staff assists members in accessing care, coordinating referrals to related health and social services, and addressing member concerns and questions. While covered healthcare benefits vary from state to state, our health plans generally provide the following services:

•	primary and specialty physician care;

•	inpatient and outpatient hospital care;

•	emergency and urgent care;

•	prenatal care;

•	laboratory and x-ray services;

•	home health and durable medical equipment;

•	behavioral health and substance abuse services;

•	after hours nurse advice line;

•	transportation assistance;

•	health status calls to coordinate care;

•	vision care;

•	dental care;

•	immunizations; and

•	prescriptions and limited over-the-counter drugs.

      We also provide the following education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services in an efficient manner:

•	CONNECTIONS is designed to create a link between the member and the provider and help identify potential challenges or risk elements to a member’s health, such as abuse risks, nutritional challenges and health education shortcomings. CONNECTIONS representatives, some of whom are former Medicaid enrollees, also contact new members by phone or mail to discuss managed care, the Medicaid program and our services. They make home visits, conduct educational programs and represent the plan at community events such as health fairs.

•	NurseWise provides a toll-free nurse triage line 24 hours per day, 7 days per week, 52 weeks per year. Our members call one number and reach customer service representatives and bilingual nursing staff who provide health education, triage advice and offer continuous access to health-plan functions. Additionally, our representatives verify eligibility, confirm primary care provider assignments and provide benefit and network referral coordination for members and providers after business hours. Our staff can arrange for urgent pharmacy refills, transportation and contact qualified behavioral health professionals for crisis stabilization assessments. Call volume is based on membership levels and seasonal variation. In recent months, NurseWise has received from 12,000 to 19,000 inbound calls and has made over 3,000 outbound calls per month.

•	Start Smart For Your Baby is a prenatal and infant health program designed to increase the percentage of pregnant women receiving early prenatal care, reduce the incidence of low birth weight babies, identify high risk pregnancies, increase participation in the federal Women, Infant, and Children program, and increase well-child visits. The program includes risk assessments, education through face-to-face meetings and materials, behavior modification plans and assistance in selecting a provider for the infant and scheduling newborn follow-up visits.

•	EPSDT Case Management is a preventive care program designed to educate our members on the benefits of Early and Periodic Screening, Diagnosis and Treatment, or EPSDT, services. We have a systematic program of communication, tracking, outreach, reporting, and follow-through that promotes state EPSDT programs.

•	Disease Management Programs are designed to help members understand their disease and treatment plan, and improve or maintain their quality of life. These programs address medical conditions that are common within the Medicaid population such as asthma, diabetes and prenatal care.

      Effective March 1, 2003, we acquired a 63.7% interest in GPA and purchased contract and name rights of ScriptAssist.

•	GPA manages behavioral healthcare for members via a combination of owned clinics and a contracted network of providers. GPA works with providers to determine the best course of treatment for a given diagnosis, and helps ensure members and their providers are aware of the full array of services available. GPA’s networks feature a range of services so that patients can be treated at an appropriate level of care. GPA also runs school-based programs in Arizona that focus on students with behavioral problems.

•	ScriptAssist is a medication adherence program that uses psychology-based tools to predict which patients are likely to cease taking their medications, and then to motivate those at-risk patients to adhere to their doctors’ advice. Patients with chronic medical conditions frequently fail to take their medications properly, if at all. This generally results in increased hospital costs and poor outcomes for the patients. ScriptAssist uses registered nurses to educate patients about the reason for the medications they were prescribed, to provide accurate information about side effects and risks, and to keep the doctors informed of the patients’ progress between visits.

Providers

      For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. As of June 30, 2003, our health plans had the following numbers of physicians and hospitals:

	Wisconsin	Texas	Indiana	New Jersey	Total

Primary Care Physicians	2,533	1,070	431	2,330	6,364
Specialty Care Physicians	3,214	2,280	684	7,547	13,725
Hospitals	56	47	21	81	205

      The primary care physician is a critical component in care delivery, and also in the management of costs and the attraction and retention of new members. Primary care physicians include family and general practitioners, pediatricians, internal medicine physicians and OB/ GYNs. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians.

      We work with physicians to help them operate efficiently by providing financial and utilization information, physician and patient educational programs and disease and medical management programs, as well as adhering to a prompt payment policy. Our programs are also designed to help the physicians coordinate care outside of their offices.

      We believe our collaborative approach with physicians gives us a competitive advantage in entering new markets. Our physicians serve on local committees that assist us in implementing preventive care programs, managing costs and improving the overall quality of care delivered to our members, while assuming responsibility for medical policy decision making. The following are among the services we provide to support physicians:

•	Customized Utilization Reports provide our contracted physicians with information that enables them to run their practices more efficiently and focuses them on specific patient needs. For example, quarterly fund detail reports update physicians on their status within their risk pools. Equivalency reports provide physicians with financial comparisons of capitated versus fee-for-service arrangements.

•	Case Management Support helps the physician coordinate specialty care and ancillary services for patients with complex conditions and direct members to appropriate community resources to address both their health and socio-economic needs.

•	Web-based Claims and Eligibility Resources have been implemented in selected markets to provide physicians with on-line access to perform claims and eligibility inquiries.

      Our physicians also benefit from several of the services offered to our members, including the CONNECTIONS, EPSDT case management and disease management programs. For example, the CONNECTIONS staff facilitate doctor/patient relationships by connecting members with physicians, the EPSDT programs encourage routine checkups for children with their physicians and the disease management programs assist physicians in managing their patients with chronic disease.

      We provide access to healthcare services for our members primarily through non-exclusive contracts with our providers. Our contracts with primary and specialty care physicians and hospitals usually are for one to two-year periods and renew automatically for successive one-year terms, but generally are subject to termination by either party upon 90 to 120 days’ prior written notice. In the absence of a contract, we typically pay providers at state Medicaid reimbursement levels. We pay physicians under a capitated or fee-for-service arrangement.

•	Under our capitated contract, primary care physicians are paid a monthly capitation rate for each of our members assigned to his or her practice and are at risk for all costs related to primary and specialty physician and emergency room services. In return for this payment, these physicians provide all primary care and preventive services, including primary care office visits and EPSDT services. If these physicians also provide non-capitated services to their assigned members, they may bill and be paid under fee-for-service arrangements at Medicaid rates.

•	Under our fee-for-service contracts with physicians, particularly specialty care physicians, we pay the physicians a negotiated fee for covered services. This model is characterized as having no financial risk for the physician.

      We also contract with ancillary providers on a negotiated fee arrangement for physical therapy, mental health and chemical dependency care, home healthcare, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we contract with dental vendors in markets where routine dental care is a covered benefit. In Wisconsin and Indiana, where prescription and limited over-the-counter drugs are a covered benefit, we have a capitated arrangement with a national pharmacy vendor that provides a pharmacy network.

Health Plans

      We have four health plan subsidiaries offering healthcare services in Wisconsin, Texas, Indiana and New Jersey. We have never been denied a contract renewal from a state in which we do business. The table below provides summary data for the markets we currently serve.

	Wisconsin	Texas	Indiana	New Jersey

Local Health Plan Name	Managed	Superior	Coordinated Care	University
	Health Services	HealthPlan	Corporation	Health Plans
First Year of Operations	1984	1999	1995	1994
Counties Licensed	21	17	92	15
Membership at March 31, 2003	139,100	122,700	104,800	52,700

      We acquired 80% of the equity of UHP on December 1, 2002, and we will acquire the remaining equity of UHP by no later than December 1, 2005, as described above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.” For additional information about UHP, see note 21 to the consolidated financial statements included elsewhere herein.

States

      Our ability to establish and maintain our position as a leader in the markets we serve results primarily from our demonstrated success in providing quality care while reducing and managing costs for, and our customer-focused approach to working with, state governments. Among the benefits we are able to provide to the states with which we contract are:

•	expertise in Medicaid managed care;

•	improved medical outcomes;

•	timely payment of provider claims;

•	timely and accurate reporting;

•	cost saving outreach and specialty programs;

•	responsible collection and dissemination of encounter data;

•	establishing realistic and meaningful expectations for quality deliverables; and

•	providing states with data-driven approaches to balance cost and eligibility.

Quality Management

      Our medical management program focuses on improving quality of care in areas that have the greatest impact on our members. We employ strategies including disease management and complex case management that are fine-tuned for implementation in our individual markets by a system of physician committees chaired by local physician leaders. This process promotes physician participation and support, both critical factors in the success of any clinical quality improvement program.

      We have implemented specialized information systems to support our medical quality management activities. Information is drawn from our data warehouse, the clinical databases and AMISYS as sources to identify opportunities to improve care and to track the outcomes of the interventions implemented to achieve those improvements. Some examples of these intervention programs include:

•	a prenatal case management program to help women with high-risk pregnancies deliver full-term, healthy infants;

•	a program to reduce the number of inappropriate emergency room visits; and

•	a disease management program to decrease the need for emergency room visits and hospitalizations for asthma patients.

      Additionally, we provide reporting on a regular basis using our data warehouse. State and Health Employer Data and Information Set, or HEDIS, reporting constitutes the core of the information base that drives our clinical quality performance efforts. This reporting is monitored by Plan Quality Improvement Committees and our corporate medical management team.

      In order to ensure the quality of our provider networks, we verify the credentials and background of our providers using standards that are supported by the National Committee for Quality Assurance.

Management Information Systems

      The ability to access data and translate them into meaningful information is essential to operating across a multi-state service area in a cost-effective manner. Our centralized information systems located in Saint Louis, Missouri, support our core processing functions under a set of integrated databases and are designed to be both replicable and scalable to accommodate internal growth and growth from acquisitions. We have the ability to leverage the platform we have developed for one state for configuration into new states or health plan acquisitions.

      This integrated approach helps to assure that consistent sources of claim and member information are provided across all of our health plans. Our AMISYS production system is capable of supporting over one million members.

      We have a disaster recovery and business resumption plan developed and implemented in conjunction with a third party. This plan allows us complete access to the business resumption centers and hot-site facilities provided by it. We have contracted with the third party to provide us with annual plan updates through 2005.

Corporate Compliance

      Our Corporate Ethics and Compliance Programs were first established in 1998 and provide methods by which we further enhance operations, safeguard against fraud and abuse, improve access to quality care, and help assure that our values are reflected in everything we do.

      The two primary standards by which corporate compliance programs in the health care industry are measured are the 1991 Federal Organizational Sentencing Guidelines and the “Compliance Program Guidance” series issued by the Office of the Inspector General, or OIG, of the Department of Health and Human Services.

      Our program contains each of the seven elements suggested by the Sentencing Guidelines and the OIG Guidance. These key components are:

•	written standards of conduct;

•	designation of a corporate compliance officer and compliance committee;

•	effective training and education;

•	effective lines for reporting and communication;

•	enforcement of standards through disciplinary guidelines and actions;

•	internal monitoring and auditing; and

•	prompt response to detected offenses and development of corrective action plans.

      Our internal Corporate Compliance website, accessible by all employees, contains our Business Ethics and Conduct Policy; our Mission, Values and Philosophies and Compliance Programs, a company-wide policy and procedure database and our toll-free hotline to allow employees or other persons to report suspected incidents of fraud, abuse or other violations of our corporate compliance program.

Competition

      In the Medicaid business, our principal competitors for state contracts, members and providers consist of the following types of organizations:

•	Primary Care Case Management Programs are programs established by the states through contracts with primary care providers. Under these programs, physicians provide primary care services to Medicaid recipients, as well as limited medical management oversight.

•	National and Regional Commercial Managed Care Organizations have Medicaid and Medicare members in addition to members in private commercial plans.

•	Medicaid Managed Care Organizations focus solely on providing healthcare services to Medicaid recipients, the vast majority of which operate in one city or state. Providers, especially hospitals, own many of these plans. Their membership is small relative to the infrastructure that is required for them to do business. There are a few multi-state Medicaid-only organizations that tend to be larger in size and therefore are able to leverage their infrastructure over larger memberships.

      We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets as federal regulations require at least two competitors in each service area. Healthcare reform proposals may cause a number of commercial managed care organizations already in our service areas to decide to enter or exit the Medicaid market. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid managed healthcare industry.

      We compete with other managed care organizations for state contracts. In order to win a bid for or be awarded a state contract, state governments consider many factors, which include providing quality care, satisfying financial requirements, demonstrating an ability to deliver services, and establishing provider networks and infrastructure. Some of the factors may be outside our control.

      We also compete to enroll new members and retain existing members. People who wish to enroll in a managed healthcare plan or to change healthcare plans typically choose a plan based on the quality of care and service offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

      We also compete with other managed care organizations to enter into contracts with physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include existing and potential member volume, reimbursement rates, medical management programs, timeliness of reimbursement and administrative service capabilities.

Regulation

      Our healthcare operations are regulated at both state and federal levels. Government regulation of the provision of healthcare products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

Managed Care Organizations

      Our four health plan subsidiaries are licensed to operate as health maintenance organizations in each of Wisconsin, Texas, Indiana and New Jersey. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of managed care organizations providing or arranging to provide services to Medicaid enrollees.

      The process for obtaining authorization to operate as a managed care organization is lengthy and involved and requires demonstration to the regulators of the adequacy of the health plan’s organizational structure, financial resources, utilization review, quality assurance programs, complaint procedures, provider network adequacy and procedures for covering emergency medical conditions. Under both state managed care organization statutes and state insurance laws, our health plan subsidiaries must comply with minimum statutory capital requirements and other financial requirements, such as minimum capital, deposit and reserve requirements. Insurance regulations may also require the prior state approval of acquisitions of other managed care organizations’ businesses and the payment of dividends, as well as notice requirements for loans or the transfer of funds. Our subsidiaries are also subject to periodic reporting requirements. In addition, each health plan must meet numerous criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

      The state of Texas recently adopted a number of new regulations that may affect our business and results of operations. Under these regulations:

•	the applicability of premium and maintenance taxes to Medicaid and SCHIP programs may be used as an offset to rebates owed to the state;

•	new and more stringent prompt-pay laws may become applicable to Medicaid and SCHIP programs;

•	new disclosure requirements regarding provider fee schedules and coding procedures may become applicable to Medicaid and SCHIP programs; and

•	programs may be required to monitor and supervise the activities and financial solvency of provider groups.

Medicaid

      In order to be a Medicaid managed care organization in each of the states in which we operate, we must operate under a contract with the state’s Medicaid agency. States generally use either a formal proposal process, reviewing a number of bidders, or award individual contracts to qualified applicants that apply for entry to the program.

      We have entered into a contract with the Wisconsin Department of Health and Family Services to provide Medicaid services. The contract commenced January 1, 2002 and has a scheduled termination of December 31, 2003. We expect to renew this contract for an additional two-year term prior to its expiration. The contract can be terminated if a change in state or federal laws, rules or regulations materially affects either party’s rights or responsibilities under the contract. We receive monthly payments under the contract based on specified capitation rates calculated on an actuarial basis.

      We have also entered into an agreement with Network Health Plan of Wisconsin, Inc. pursuant to which Network Health Plan subcontracts to us their Medicaid services under their contract with the state of Wisconsin. The agreement commenced January 1, 2001 and has a scheduled termination of December 31, 2006. The agreement renews automatically for successive five-year terms and can be terminated by either party upon two years notice prior to the end of the then current term. The agreement may also be terminated if a change in state or federal laws, rules or regulations materially affects either party’s rights or responsibilities under the contract, or if Network Health Plan’s contract with the state of Wisconsin is terminated. We receive a monthly payment based on a percentage of all premium and supplemental payments and other compensation received by Network Health Plan from the state of Wisconsin.

      We presently are party to several contracts with the Texas Health and Human Services Commission to provide Medicaid and SCHIP managed care services in our Texas markets through our Superior HealthPlan, Inc. subsidiary. Our Texas Medicaid contracts commenced September 1, 2001 and have scheduled termination dates of August 31, 2003. Each Medicaid contract is renewable for an additional one-year period. The SCHIP contracts began on October 1, 2002 and are scheduled to end on August 31, 2003. The contracts generally may be terminated upon any event of default or in the event state or federal funding for Medicaid programs is no longer available. We receive monthly payments under each of our Texas contracts based on specified capitation rates calculated on an actuarial basis.

      We have entered into a contract with the state of Indiana to provide Indiana Medicaid and Indiana Children’s Health Insurance Program services. The contract commenced January 1, 2003 and has a scheduled termination of December 31, 2004. This contract may be terminated by the state without cause upon sixty days prior written notice. We are paid based on specified capitation rates for our services.

      As part of the acquisition of UHP, we obtained a contract with the State of New Jersey Department of Human Services to provide Medicaid and SCHIP services. The contract commenced on July 1, 2002 and had an initial scheduled termination date of June 30, 2003 but has been renewed through June 30, 2004. The agreement is renewable annually for successive twelve-month periods. The contract may be terminated by the state for event of default or significant change in circumstances. We receive monthly payments based on specified capitation rates for our services.

      Our contracts with the states and regulatory provisions applicable to us generally set forth in great detail the requirements for operating in the Medicaid sector, including provisions relating to:

•	eligibility, enrollment and disenrollment processes;

•	covered services;

•	eligible providers;

•	subcontractors;

•	record-keeping and record retention;

•	periodic financial and informational reporting;

•	quality assurance;

•	marketing;

•	financial standards;

•	timeliness of claims payment;

•	health education and wellness and prevention programs;

•	safeguarding of member information;

•	fraud and abuse detection and reporting;

•	grievance procedures; and

•	organization and administrative systems.

      A health plan’s compliance with these requirements is subject to monitoring by state regulators and by the federal government’s Centers for Medicare and Medicaid Services, or CMS. A health plan is also subject to periodic comprehensive quality assurance evaluations by a third party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan must also submit many reports to various regulatory agencies, including quarterly and annual statutory financial statements and utilization reports.

HIPAA

      In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The Act is designed to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims. One of the main requirements of HIPAA is the implementation of standards for the processing of health insurance claims and for the security and privacy of individually identifiable health information.

      In August 2000, the Department of Health and Human Services, or HHS, issued new standards for submitting electronic claims and other administrative healthcare transactions. The new standards were designed to streamline the processing of claims, reduce the volume of paperwork and provide better service. The administrative and financial healthcare transactions covered include:

•	health claims and equivalent encounter information;

•	enrollment and disenrollment in a health plan;

•	eligibility for a health plan;

•	healthcare payment and remittance advice;

•	health plan premium payments;

•	coordination of benefits;

•	healthcare claim status; and

•	referral certification and authorization.

      Health plans other than certain smaller health plans were required to comply with the new standards by October 2002, but the deadline was extended to October 2003 for health plans that submitted a written compliance plan to CMS by October 2002. The regulation’s requirements apply to transactions conducted using “electronic media.” Because “electronic media” is defined broadly to include “transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media,” many communications will be considered electronically transmitted. Under the regulations, health plans will be required to have the capacity to accept and send all covered transactions in a standardized electronic format. The regulation sets forth other rules that apply specifically to health plans as follows:

•	a plan may not delay processing of a standard transaction (that is, it must complete transactions using the new standards at least as quickly as it had prior to implementation of the new standards);

•	there should be “no degradation in the transmission of, receipt of, processing of, and response to” a standard transaction as compared to the handling of a non-standard transaction;

•	if a plan uses a healthcare clearinghouse to process a standard request, the other party to the transaction may not be charged more or otherwise disadvantaged as a result of using the clearinghouse;

•	a plan may not reject a standard transaction on the grounds that it contains data that is not needed or used by the plan;

•	a plan may not adversely affect (or attempt to adversely affect) the other party to a transaction for requesting a standard transaction; and

•	if a plan coordinates benefits with another plan, then upon receiving a standard transaction, it must store the coordination of benefits data required to forward the transaction to the other plan.

      In addition, on August 14, 2002, HSS published modifications to the final privacy regulations which addressed the implementation concerns of the healthcare industry.

      On December 28, 2000, HHS published final regulations setting forth new standards for protecting the privacy of individually identifiable health information in any medium. These regulations were modified by additional regulations published on August 14, 2002, in which HHS addressed some of the implantation concerns on the part of the healthcare industry that had been raised by the initial final rule. Compliance with the primary regulations was required by April 2003, except for certain small health plans which have until April 2004. The regulations are designed to protect medical records and other personal health information maintained and used by healthcare providers, health plans, and healthcare clearinghouses. Among numerous other requirements, the new standards:

•	limit certain uses and disclosures of private health information, and require patient authorizations for such uses and disclosures of private health information;

•	give patients new rights to access their medical records and to know who else has accessed them;

•	limit most disclosure of health information to the minimum needed for the intended purpose;

•	establish procedures to ensure the protection of private health information;

•	establish new requirements for access to records by researchers and others; and

•	establish new criminal and civil sanctions for improper use or disclosure of health information.

      The preemption provisions of HIPAA provide that the federal standards will not preempt state laws that are more stringent than the related federal requirements. In addition, the Secretary of HHS may grant exceptions allowing state laws to prevail if one or more of a number of conditions are met, including but not limited to the following:

•	the state law is necessary to prevent fraud and abuse related to the provision of and payment for healthcare;

•	the state law is necessary to ensure appropriate state regulation of insurance and health plans;

•	the state law is necessary for state reporting on healthcare delivery or costs; or

•	the state law addresses controlled substances.

      In February 2003, HHS published final regulations relating to the security of individually identifiable health information. These rules require healthcare providers, health plans and healthcare clearinghouses to implement administrative, physical and technical safeguards ensure the privacy and confidentiality of such information when it is electronically stored, maintained or transmitted through such devices as user authentication mechanisms and system activity audits. The compliance deadline for the security regulations is April 20, 2005.

     Patients’ Rights Legislation

      The United States Senate and House of Representatives passed different versions of patients’ rights legislation in June and August 2001, respectively. Both versions included provisions that specifically apply protections to participants in federal healthcare programs, including Medicaid beneficiaries. Although no version of this type of legislation has yet to become law, if enacted in the future, this type of legislation could expand our potential exposure to lawsuits and increase our regulatory compliance costs. Depending on the final form of any patients’ rights legislation, such legislation could, among other things, expose us to liability for economic and punitive damages for making determinations that deny benefits or delay beneficiaries’ receipt of benefits as a result of our medical necessity or other coverage determinations. We cannot predict when or whether patients’ rights legislation will be enacted into law or, if enacted, what final form such legislation might take.

     Other Fraud and Abuse Laws

      Investigating and prosecuting healthcare fraud and abuse became a top priority for law enforcement entities in the last decade. The focus of these efforts has been directed at participants in public government healthcare programs such as Medicaid. The laws and regulations relating to Medicaid fraud and abuse and the contractual requirements applicable to plans participating in these programs are complex and changing and will require substantial resources.

Employees

      As of June 30, 2003, we had 894 employees, including 292 employed at our St. Louis headquarters and Farmington claims center, 74 at our Indiana plan, 109 at our Wisconsin plan, 112 at our Texas plan and 69 at our New Jersey plan. A total of 227 of these employees are employed by GPA. Our employees are not represented by a union. We believe our relationships with our employees are good.

Properties

      In July 2003, we acquired the building in St. Louis, Missouri in which our corporate headquarters are located. We purchased the building in order to ensure the continuity of our operations. The building contains approximately 98,000 square feet of office space, of which we occupy approximately 39,000 square feet. Of the remaining space, approximately 24,000 square feet were leased by third parties as of June 30, 2003.

      Our claims center occupies approximately 14,000 square feet of office space in Farmington, Missouri under a lease expiring in 2013. We also lease space in each of the states where our health plans are located. We are required by various insurance and Medicaid regulatory authorities to have offices in the service areas where we provide Medicaid benefits. We believe our current facilities are adequate to meet our operational needs for the foreseeable future.

Legal Proceedings

      Aurora Health Care, Inc., or Aurora, provides medical professional services to our Wisconsin health plan subsidiary, Managed Health Services, or MHS. In May 2003 Aurora filed a lawsuit against MHS in the Milwaukee County Circuit Court disputing MHS’s interpretation of its contract with Aurora and claiming that, as a result of such interpretation, MHS had failed to adequately reimburse Aurora for services rendered to MHS’s Medicaid members during the period from 1998 to 2003. The claim seeks damages totalling $7.9 million. MHS disputes the claim, has filed an answer and discovery requests against Aurora, and plans to vigorously defend against this matter. While the case is in the early stages of litigation, we do not expect the matter will have a material effect on our business or financial position.

      In addition, we may become subject to legal proceedings in the normal course of our business. We are not currently subject to any legal proceedings that will materially affect our business or results of operations.

MANAGEMENT

      The following table sets forth information regarding our executive officers, directors and key employees, including their ages as of July 18, 2003:

Name	Age	Position

Executive Officers and Directors
Michael F. Neidorff	60	President, Chief Executive Officer and Director
Joseph P. Drozda, Jr., M.D.	57	Senior Vice President, Medical Affairs
Carol E. Goldman	45	Senior Vice President, Chief Administration Officer
Catherine M. Halverson	53	Senior Vice President, Business Development
Daniel R. Paquin	40	Senior Vice President, Health Plan Business Group
Brian G. Spanel	47	Senior Vice President, Chief Information Officer
John D. Tadich	50	Senior Vice President, Specialty Companies
Karey L. Witty	39	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Claire W. Johnson(1)	60	Chairman of the Board of Directors
Samuel E. Bradt(1)	64	Director
Edward L. Cahill(2)	50	Director
Robert K. Ditmore(2)	69	Director
David L. Steward	51	Director
Richard P. Wiederhold(1)	60	Director

Key Employees
Christopher D. Bowers	47	President and Chief Executive Officer, Superior HealthPlan (Texas)
Kathleen R. Crampton	58	President and Chief Executive Officer, Managed Health Services (Wisconsin)
Rita Johnson-Mills	44	President and Chief Executive Officer, Coordinated Care Corporation (Indiana)
Alexander H. McLean	32	President and Chief Executive Officer, University Health Plans (New Jersey)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

      Michael F. Neidorff has served as a director and our President and Chief Executive Officer since May 1996. From May 1996 to November 2001, he also served as our Treasurer. From 1995 to 1996, Mr. Neidorff served as a Regional Vice President of Coventry Corporation, a publicly traded managed care organization, and as the President and Chief Executive Officer of one of its subsidiaries, Group Health Plan, Inc. From 1985 to 1995, Mr. Neidorff served as the President and Chief Executive Officer of Physicians Health Plan of Greater St. Louis, a subsidiary of United Healthcare Corp., a publicly traded managed care organization now known as UnitedHealth Group Incorporated.

      Joseph P. Drozda, Jr., M.D. has served as our Senior Vice President, Medical Affairs since November 2000. He served as our part-time Medical Director from January 2000 through October 2000. From June 1999 to October 2000, Dr. Drozda was self-employed as a consultant to managed care organizations, physician groups, hospital networks and employer groups on a variety of managed care delivery and financing issues. From 1996 to April 1999, Dr. Drozda served as the Vice President of Medical Management of SSM Health Care, a health services network. From 1994 to 1996, Dr. Drozda was the Vice President and Chief Medical Officer of PHP, Inc., a health maintenance organization based in North Carolina. From 1987 until 1994, Dr. Drozda served as Medical Director of Physicians Health Plan of Greater St. Louis, a health plan that he co-founded.

      Carol E. Goldman has served as Senior Vice President, Chief Administration Officer since July 2002. From September 2001 to June 2002, Ms. Goldman served as our Plan Director of Human Resources. From July 1998 to August 2001, Ms. Goldman was Human Resources Manager at Mallinckrodt Inc., a medical device and pharmaceutical company. From June 1996 to June 1998, Ms. Goldman served as Compensation Analyst for Mallinckrodt.

      Catherine M. Halverson has served as our Senior Vice President, Business Development since September 2001. From March 2001 to September 2001, she was self-employed as a consultant to a pharmaceutical benefit management company and Medicaid managed care plans. From 1993 to March 2001, Ms. Halverson was the Vice President and Director of Medicaid Programs of UnitedHealth Group Incorporated.

      Daniel R. Paquin has served as our Senior Vice President, Health Plan Business Group since January 2003. From January 2002 to December 2002, Mr. Paquin served as Regional President, Midwest/ Medicaid for UnitedHealth Group. From February 1999 to January 2002, Mr. Paquin served as Senior Vice President, Operations at AmeriChoice Health Services, a managed care organization. From April 1997 to February 1999, Mr. Paquin was the Regional Vice President, Northeast Region of Comprehensive Care Corporation, a managed care organization.

      Brian G. Spanel has served as our Senior Vice President, Chief Information Officer since December 1996. From 1988 to 1996, Mr. Spanel served as President of GBS Consultants, a healthcare consulting and help desk software developer. From 1987 to 1988, Mr. Spanel was Director of Information Services for CompuCare, a managed care organization. From 1984 to 1987, Mr. Spanel was Director of Information Services for Peak Health Care, a managed care organization.

      John D. Tadich has served as our Senior Vice President, Specialty Companies since November 2002. From September 1997 to October 2002, Mr. Tadich was a private investor and consultant in the healthcare industry. From January 1992 to September 1997, Mr. Tadich served as President of United Behavioral Health, a specialty company within UnitedHealth Group Incorporated.

      Karey L. Witty, C.P.A., has served as our Senior Vice President and Chief Financial Officer since August 2000, our Secretary since February 2000 and our Treasurer since November 2001. From March 1999 to August 2000, Mr. Witty served as our Vice President of Health Plan Accounting. From 1996 to March 1999, Mr. Witty was Controller of Heritage Health Systems, Inc., a healthcare company in Nashville, Tennessee. From 1994 to 1996, Mr. Witty served as Director of Accounting for Healthwise of America, Inc., a publicly traded managed care organization.

Outside Directors

      Claire W. Johnson has been a director since 1987 and has been our Chairman since 1993. Mr. Johnson served as our acting President and Chief Executive Officer from 1995 to April 1996. He served as the Chief Executive Officer of Group Health Cooperative of Eau Claire, Wisconsin, a health maintenance organization, from 1972 to 1994.

      Samuel E. Bradt has served as a director since 1993. He served as our Secretary from 1993 to July 2000. Mr. Bradt is President of Merganser Corporation, a business advisory and venture capital firm he founded in 1980.

      Edward L. Cahill has been a director since September 1998. Mr. Cahill has been a Partner of HLM Management Co., a private venture capital and investment advisors firm located in Boston, Massachusetts, since April 2000. From 1995 to April 2000, he was a Partner of Cahill, Warnock & Co., a venture capital firm he co-founded. From 1981 to 1995, Mr. Cahill was employed by Alex. Brown & Sons, an investment banking and brokerage firm, where he headed the firm’s health care group. He is a director of Occupational Health & Rehabilitation, Inc., a Hingham, Massachusetts-based provider of occupational health services for employers, and a trustee of Johns Hopkins Medicine and Mercy Health Systems.

      Robert K. Ditmore has been a director since 1996. Mr. Ditmore was the President and Chief Operating Officer of United Healthcare Corp., a publicly traded managed care organization now known as UnitedHealth

Group Incorporated, from 1985 to 1991, and a director of UnitedHealth Group Incorporated from 1985 to 1995.

      David L. Steward has been a director since May 2003. He is the founder of World Wide Technology, Inc. and has served as its Chairman since its founding in 1990. In addition, Mr. Steward has served as Chairman of Telcobuy.com, an affiliate of World Wide Technology, Inc., since 1997. World Wide Technology, Inc. and Telcobuy.com provide electronic procurement and logistics services to companies in the information technology and telecommunications industries.

      Richard P. Wiederhold has been a director since 1993. He has served, since 1992, as President of Managed Health Services, Inc., d/b/a the Elizabeth A. Brinn Foundation, a charitable foundation. From 1973 to 1985, he held several positions, including Corporate Treasurer, with Allen-Bradley Company, a manufacturer of industrial motor controls and electronic and magnetic components.

Key Employees

      Christopher D. Bowers has served as the President and Chief Executive Officer of Superior HealthPlan, our health plan in Texas, since April 2002. From October 2000 to March 2002, Mr. Bowers was the Vice President of Operations for Physicians Health Plan of Southwest Michigan, Inc. (PHP) and IBA Health & Life Assurance Company, which are wholly owned subsidiaries of the Bronson Healthcare Group. From 1996 to September 2000, Mr. Bowers served as the Director of Government Programs, Kalamazoo, Michigan, for UnitedHealth Group Incorporated. While directly working for Bronson Healthcare Group, Mr. Bowers served as the Assistant Vice President of Community Relations and the Assistant Vice President of Strategic Planning and Development.

      Kathleen R. Crampton has served as the President and Chief Executive Officer of Managed Health Services Insurance Corp., our health plan in Wisconsin, since June 2000. From November 1999 to May 2000, Ms. Crampton was a Senior Consultant for PricewaterhouseCoopers LLC. From June 1996 to October 1999, Ms. Crampton served as Vice President of the Patterson Group, a private consulting firm serving health maintenance organizations and their service providers and medical manufacturers. From 1993 to 1996, Ms. Crampton served as Vice President of Marketing for Healthtech Services Corporation, a home care robotics and telemedicine information systems company.

      Rita Johnson-Mills has served as the President and Chief Executive Officer of Coordinated Care Corporation, our health plan in Indiana, since April 2001. From March 2000 to April 2001, Ms. Johnson-Mills served as the Chief Operating Officer of Coordinated Care Corporation. From July 1999 to March 2000, Ms. Johnson-Mills was a Senior Vice President and the Chief Operating Officer of Coordinated Care Corporation. From 1995 to March 1999, Ms. Johnson-Mills served as Senior Vice President and Chief Operating Officer of DC Chartered Health Plan, Inc., a health maintenance organization.

      Alexander H. McLean has served as the President and Chief Executive Officer of UHP, a health plan in New Jersey of which we acquired control in December 2002, since May 1999. From October 1997 to May 1999, Mr. McLean served as the Chief Operating Officer of UHP. From February 1995 to October 1997, Mr. McLean was employed by Ernst & Young LLP as a Senior Consultant in Ernst & Young’s healthcare practices.

Classified Board of Directors

      Our charter includes a provision establishing a classified board of directors. Our board is divided into three classes, each of whose members will serve for a staggered three-year term. The division of the three classes, the directors and their respective election dates are as follows:

•	the Class I directors are Samuel E. Bradt and Michael F. Neidorff, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors are Edward L. Cahill, Robert K. Ditmore and David L. Steward, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors are Claire W. Johnson and Richard P. Wiederhold, and their terms will expire at the annual meeting of stockholders to be held in 2004.

      At each annual meeting of stockholders, a class of directors will be elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as early as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company. No director is related by blood, marriage or adoption to any other director or any executive officer.

RELATED-PARTY TRANSACTIONS

      Since January 1, 2000, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, officers and five percent stockholders.

Payment of Notes

      In December 2001, we used a portion of our proceeds from the sale of our common stock in our initial public offering to repay all of our outstanding subordinated notes. An aggregate of $2.5 million of the subordinated notes were held by Greylock Limited Partnership, which owned over 21.0% of our common stock and was an affiliate of Howard E. Cox, Jr., a member of our board of directors at that time; $660,746 of the notes were held by the Elizabeth A. Brinn Foundation, which is an affiliate of Samuel E. Bradt, Claire W. Johnson and Richard P. Wiederhold, each of whom is a member of the board; $235,499 of the notes were held by Mr. Johnson; $205,352 of the notes were held by Mr. Wiederhold; and $7,980 of the notes were held by Michael F. Neidorff, our President and Chief Executive Officer and a member of the board.

Employment Agreements

      Joseph P. Drozda, Jr. serves as our Senior Vice President, Medical Affairs pursuant to an employment agreement dated October 30, 2000. We have agreed to pay Dr. Drozda an annual salary of $180,000, which may be adjusted by our President. Dr. Drozda may also receive an annual bonus at the discretion of our Compensation Committee. Dr. Drozda has agreed not to disclose confidential information about our business, and not to compete with us during the term of his employment and for nine months thereafter. Dr. Drozda’s employment may be terminated by us for cause or permanent disability. If Dr. Drozda is terminated without cause, he will be entitled to receive one year’s salary continuation and we will be obligated to pay premiums for the health and dental coverage to which he would be entitled under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, for 12 months. If, after a change in control, Dr. Drozda’s position is eliminated, his salary is reduced or he is asked and refuses to relocate outside of the St. Louis metropolitan area, he will, at his option, upon termination, be entitled to the above benefits, but his one year salary will be paid either in a lump sum or as salary continuance, at his option.

      Carol E. Goldman serves as our Senior Vice President, Chief Administration Officer pursuant to an employment agreement dated July 1, 2002. Under this agreement, we currently pay Ms. Goldman an annual salary of $150,000, which may be adjusted by our President. Ms. Goldman may also receive an annual bonus at the discretion of our President. Ms. Goldman has agreed not to disclose confidential information about our business. Ms. Goldman has also agreed not to compete with us during the term of her employment and for six months thereafter. Ms. Goldman’s employment may be terminated by us for cause or permanent disability. If we terminate Ms. Goldman without cause, she will be entitled to receive 26 weeks salary continuation and COBRA coverage for six months. If, within 24 months after a change in control, Ms. Goldman is involuntarily terminated or voluntarily resigns due to a reduction in her compensation, a material adverse change in her position with us or the nature or scope of her duties or a request that she relocate outside of the St. Louis metropolitan area, she will be entitled to receive 36 weeks salary, either in a lump sum or as salary continuance, at her option, COBRA coverage for 9 months and the use of an outplacement service.

      Daniel R. Paquin serves as our Senior Vice President, Health Plans Business Group pursuant to an employment agreement dated November 19, 2002. Under this agreement, we currently pay Mr. Paquin an annual salary of $260,000, which may be adjusted by our President. Mr. Paquin may also receive an annual bonus at the discretion of our Compensation Committee. Mr. Paquin has agreed not to disclose confidential information about our business. Mr. Paquin has also agreed not to compete with us during the term of his employment and for nine months thereafter. Mr. Paquin’s employment may be terminated by us for cause or permanent disability. If we terminate Mr. Paquin without cause, he will be entitled to receive 39 weeks salary continuation and COBRA coverage for nine months. If, within 24 months after a change in control, Mr. Paquin is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the St. Louis metropolitan area, he will be entitled to receive 39 weeks salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

      Brian G. Spanel serves as our Senior Vice President and Chief Information Officer pursuant to an employment agreement dated August 6, 2001. This agreement has an initial term of one year and renews automatically on an annual basis unless we provide 30 days’ prior written notice of non-renewal. We have agreed to pay Mr. Spanel an annual salary of $175,000, which may be adjusted by our President. Mr. Spanel may also receive an annual bonus at the discretion of our Compensation Committee. Mr. Spanel has agreed not to disclose confidential information about our business. Mr. Spanel has also agreed not to compete with us during the term of his employment and for nine months thereafter. Mr. Spanel’s employment may be terminated by us for cause or permanent disability. If we terminate Mr. Spanel without cause, he will be entitled to receive 39 weeks salary continuation and COBRA coverage for nine months. If, within 24 months after a change in control, Mr. Spanel is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the St. Louis metropolitan area, he will be entitled to receive one year’s salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

      John D. Tadich serves as our Senior Vice President, Specialty Companies pursuant to an employment agreement dated October 31, 2002. Under this agreement, we currently pay Mr. Tadich an annual salary of $275,000, which may be adjusted by our President. Mr. Tadich may also receive an annual bonus at the discretion of our Compensation Committee. Mr. Tadich has agreed not to disclose confidential information about our business. Mr. Tadich has also agreed not to compete with us during the term of his employment and for 12 months thereafter. Mr. Tadich’s employment may be terminated by us for cause or permanent disability. If we terminate Mr. Tadich without cause, he will be entitled to receive 52 weeks salary continuation and COBRA coverage for 12 months. If, within 24 months after a change in control, Mr. Tadich is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the St. Louis metropolitan area, he will be entitled to receive one year’s salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

      Karey L. Witty serves as our Senior Vice President and Chief Financial Officer pursuant to an employment agreement dated as of January 1, 2001. This agreement had an initial term of one year and renews automatically unless we provide 30 days’ prior written notice of non-renewal. We have agreed to pay Mr. Witty an annual salary of $175,000, which may be adjusted by the President. Mr. Witty may also receive an annual bonus at the discretion of our Compensation Committee. Mr. Witty has agreed not to disclose confidential information about our business or, during the term of his employment and for a period of six months thereafter, not to compete with us. Mr. Witty’s employment may be terminated by us for cause or permanent disability. If we terminate Mr. Witty without cause, Mr. Witty will be entitled to receive one year’s salary continuation and COBRA coverage for 12 months. If, after a change in control, Mr. Witty is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the St. Louis metropolitan area, he will be entitled to receive one year’s salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of July 18, 2003 for:

•	each person, entity or group of affiliated persons or entities known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors, our chief executive officer and our four other most highly paid executive officers in 2002; and

•	all of our executive officers and directors as a group.

		Shares		Percentage Ownership
		Acquirable	Total
	Outstanding	Within	Beneficial	Before	After
Name and Address of Beneficial Owner	Shares	60 Days	Ownership	Offering	Offering

Palisade Capital Management, L.L.C.
Axe-Houghton Associates, Inc.	1,417,388	—	1,417,388	8.5%	7.2%
One Bridge Plaza, Suite 695 Fort Lee, New Jersey 07024
Fidelity Management and Research Company
FMR Corp.	1,306,050	—	1,306,050	7.9	6.7
82 Devonshire Street Boston, Massachusetts 02109
Capital Research and Management Company
SMALLCAP World Fund, Inc.	1,102,500	—	1,102,500	6.6	5.6
333 South Hope Street Los Angeles, California 90071
J.P. Morgan Chase & Co.	972,705	—	972,705	5.9	5.0
270 Park Avenue New York, New York 10017
Janus Capital Management LLC	823,313	—	823,313	5.0	4.2
100 Fillmore Street Denver, Colorado 80206
Claire W. Johnson	404,585	—	404,585	2.4	2.1
Michael F. Neidorff	128,460	249,006	377,466	2.2	1.9
Richard P. Wiederhold	98,417	36,000	134,417	*	*
Robert K. Ditmore	95,250	39,000	134,250	*	*
Samuel E. Bradt	54,938	36,000	90,938	*	*
Brian G. Spanel	29,850	42,000	71,850	*	*
Karey L. Witty	—	67,500	67,500	*	*
Joseph P. Drozda, Jr.	18,750	3,000	21,750	*	*
Catherine Halverson	—	11,250	11,250	*	*
David L. Steward	5,000	—	5,000	*	*
Edward L. Cahill	—	3,000	3,000	*	*
All directors and executive officers as a group (14 persons)	835,250	492,756	1,328,006	7.8	6.6

*	Represents less than 1% of outstanding shares of common stock.

      As of July 18, 2003, there were 16,605,059 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. To calculate a stockholder’s percentage of beneficial ownership, we include in the numerator and denominator those shares underlying options beneficially owned by that stockholder that are vested or that will vest within 60 days of July 18, 2003.

      Options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable community property laws. The address of our officers and directors is in care of Centene Corporation, 7711 Carondelet Avenue, Suite 800, St. Louis, Missouri 63105.

      Information with respect to the outstanding shares beneficially held by Palisade Capital Management, L.L.C. and Axe-Houghton Associates, Inc. is based on a Schedule 13G filed with the SEC on February 13, 2003 by such firms. Shares included in the table with respect to these firms consist of 1,101,000 shares held by Palisade Management L.L.C. and 316,388 shares held by Axe-Houghton Associates, Inc.

      Information with respect to the outstanding shares beneficially held by Fidelity Management and Research Company and FMR Corp. is based on a Schedule 13G filed with the SEC on February 10, 2003 by such firms. Shares included in the table with respect to these firms consist of 723,450 shares held by Fidelity Management and Research Company and 582,600 shares held by FMR Corp.

      Information with respect to the outstanding shares beneficially held by Capital Research and Management Company and SMALLCAP World Fund, Inc. is based on a Schedule 13G filed with the SEC on February 10, 2003 by such firms. Shares included in the table with respect to these firms consist of 1,102,500 shares beneficially owned by Capital Research Management Fund, of which 1,035,000 shares are beneficially owned by SMALLCAP World Fund, Inc.

      Information with respect to the outstanding shares beneficially held by J.P. Morgan Chase & Co. is based on a Schedule 13G filed with the SEC on February 13, 2003 by such firm.

      Information with respect to the outstanding shares beneficially held by Janus Capital Management LLC is based on a Schedule 13G filed with the SEC on February 14, 2003 by such firm.

      Shares beneficially owned by Mr. Ditmore consist of 75,000 outstanding shares owned of record by D.L. Associates and 13,500 outstanding shares owned of record by the Ditmore Family LLC. Mr. Ditmore is a managing general partner of D.L. Associates and shares voting and investment power with respect to those securities.

      Shares beneficially owned by Mr. Steward are subject to restrictions on transfer contained in a restricted stock agreement between Centene and Mr. Steward.

UNDERWRITING

General

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for which Lehman Brothers Inc., SG Cowen Securities Corporation, Thomas Weisel Partners LLC and Stifel, Nicolaus & Company Incorporated are acting as representatives, has severally agreed to purchase from us the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
SG Cowen Securities Corporation
Thomas Weisel Partners LLC
Stifel, Nicolaus & Company Incorporated

Total	3,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of 450,000 additional shares of common stock, exercisable to cover over-allotments at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

      The following table summarizes the underwriting discount that we will pay. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares from us. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that our total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $525,000.

Lock-up Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc. and SG Cowen Securities Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. Our directors and executive officers, who hold an aggregate of 835,250 shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc. and SG Cowen Securities Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus.

Quotation on the Nasdaq National Market

      Our common stock is quoted on the Nasdaq National Market under the symbol “CNTE”.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Other

      The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock, also referred to in this section as the securities, in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

      By purchasing the securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with the offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

      Our consolidated financial statements for the year ended, and as of, December 31, 2002 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report included in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

      Our consolidated financial statements for the years ended, and as of, December 31, 2001 and 2002 included in this prospectus had been audited by Arthur Andersen LLP, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act. We refer you to “Risk Factors — Risks Related to This Offering and Our Common Stock — Certain of our financial statements have been audited by Arthur Andersen LLP, and the ability to recover damages from Arthur Andersen may be limited.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act. This prospectus does not contain all the information that is in the registration statement. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information on file with the SEC at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

      We are subject to the information requirements of the Securities Exchange Act. We file reports, proxy statements and other information under the Securities Exchange Act with the SEC. You can inspect and copy these reports and other information about our company at the locations set forth above or download these reports from the SEC’s website.

      The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the sale of all the shares covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Report on Form 8-K dated May 1, 2003;

•	all of our filings pursuant to the Securities Exchange Act after the date of filing of the initial registration statement and prior to effectiveness of the registration statement; and

•	the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A dated December 10, 2001, as amended by our Form 8-A/ A dated August 30, 2002.

      You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Centene Corporation
7711 Carondelet Avenue, Suite 800
St. Louis, Missouri 63105
Attention: Karey L. Witty
Telephone: (314) 725-4477

CENTENE CORPORATION AND SUBSIDIARIES

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$59,970	$59,656
Premium and related receivables, net of allowances of $215 and $219, respectively	19,925	16,773
Short-term investments, at fair value (amortized cost $8,724 and $9,687, respectively)	8,719	9,571
Deferred income taxes	1,853	2,846
Other current assets	5,335	4,243

Total current assets	95,802	93,089
Long-term investments, at fair value (amortized cost $85,580 and $78,025, respectively)	87,187	79,666
Restricted deposits, at fair value (amortized cost $16,322 and $15,561, respectively)	16,533	15,762
Property and equipment, net	6,998	6,295
Intangible assets, net	13,308	10,695
Deferred income taxes	630	472
Other assets	4,289	4,348

Total assets	$224,747	$210,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims liabilities	$94,767	$91,181
Accounts payable and accrued expenses	13,041	10,748
Other current liabilities	370	—

Total current liabilities	108,178	101,929
Other liabilities	6,319	5,334

Total liabilities	114,497	107,263
Minority interest	589	881
Stockholders’ equity:
Common stock, $.001 par value; authorized 40,000,000 shares; 16,414,713 and 16,243,649 shares issued and outstanding, respectively	16	16
Additional paid-in capital	72,635	72,372
Accumulated other comprehensive income:
Net unrealized gain on investments, net of tax	1,141	1,087
Retained earnings	35,869	28,708

Total stockholders’ equity	109,661	102,183

Total liabilities and stockholders’ equity	$224,747	$210,327

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except share data)

	Three Months Ended
	March 31,

	2003	2002

	(Unaudited)
Revenues:
Premiums	$176,212	$95,650
Services	1,222	103

Total revenues	177,434	95,753

Expenses:
Medical costs	146,907	78,944
Cost of services	975	82
General and administrative expenses	19,405	10,465

Total operating expenses	167,287	89,491

Earnings from operations	10,147	6,262
Other income (expense):
Investment and other income, net	974	915
Interest expense	(27)	—

Earnings before income taxes	11,094	7,177
Income tax expense	4,233	2,877
Minority interest	300	—

Net earnings	$7,161	$4,300

Earnings per common share, basic:
Net earnings per common share	$0.44	$0.28
Earnings per common share, diluted:
Net earnings per common share	$0.40	$0.25
Shares used in computing per share amounts:
Basic	16,348,274	15,137,022
Diluted	17,757,266	16,976,451

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended
	March 31,

	2003	2002

	(Unaudited)
Cash flows from operating activities:
Net earnings	$7,161	$4,300
Adjustments to reconcile net earnings to net cash provided by operating activities —
Depreciation and amortization	1,379	476
Stock compensation expense	5	4
Minority interest	(300)	—
Gain on sale of investments	(293)	(205)
Changes in assets and liabilities —
Increase in premium and related receivables	(1,982)	(2,640)
Increase in other current assets	(626)	(2,413)
Decrease in deferred income taxes	803	288
Decrease in other assets	58	—
Increase in medical claims liabilities	3,586	5,363
Decrease in accounts payable and accrued expenses	(187)	(2,869)
Increase in unearned revenues	19	—
Increase in other liabilities	236	—

Net cash provided by operating activities	9,859	2,304

Cash flows from investing activities:
Purchase of property and equipment	(684)	(1,338)
Purchase of investments	(42,055)	(6,673)
Sales and maturities of investments	35,218	11,751
Contract acquisitions	(561)	—
Investment in subsidiary	(1,722)	(3,188)

Net cash (used in) provided by investing activities	(9,804)	552

Cash flows from financing activities:
Proceeds from exercise of stock options	259	15

Net cash provided by financing activities	259	15

Net increase in cash and cash equivalents	314	2,871

Cash and cash equivalents, beginning of period	59,656	88,867

Cash and cash equivalents, end of period	$59,970	$91,738

Supplemental disclosures of cash flow information:
Interest paid	$18	$—
Income taxes paid	$1,230	$4,330

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

1.     Organization

      Centene Corporation (Centene or the Company) provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income (SSI), and the State Children’s Health Insurance Program (SCHIP). Centene operates under its own state licenses in Wisconsin, Texas, Indiana and New Jersey. In addition, the Company contracts with other health care organizations to provide specialty services including behavioral health, nurse triage and pharmacy compliance.

      Centene’s managed care organization subsidiaries include Managed Health Services Insurance Corp. (MHSIC), a wholly owned Wisconsin corporation; Superior Healthplan, Inc, (Superior), a wholly owned Texas corporation; Coordinated Care Corporation Indiana, Inc. (CCCI), a wholly owned Indiana corporation; and University Health Plans, Inc. (UHP), an 80% owned New Jersey corporation.

      Centene’s other subsidiaries include Centene Management Corporation (CMC), a wholly owned Wisconsin corporation; Bankers Reserve Life Insurance Company of Wisconsin (Bankers Reserve), a wholly owned Wisconsin corporation that the Company purchased on March 14, 2002; NurseWise, LP (NurseWise), a wholly owned Delaware corporation that was formed in August of 2002; Cenphiny, Inc. (Cenphiny), a wholly owned Delaware corporation that was incorporated in December of 2002; and Group Practice Affiliates, LLC (GPA), a 63.7% owned joint venture, purchased in March of 2003.

2.     Basis of Presentation

      The unaudited interim financial statements herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying interim financial statements have been prepared under the presumption that users of the interim financial information have either read or have access to the audited financial statements for the latest fiscal year ended December 31, 2002. Accordingly, footnote disclosures, which would substantially duplicate the disclosures contained in the December 31, 2002 audited financial statements, have been omitted from these interim financial statements. In the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of the interim periods presented.

      On May 27, 2003, the Company’s Board of Directors declared a three-for-two stock split effected in the form of a 50% stock dividend, payable July 11, 2003 to shareholders of record on June 20, 2003. All share, per share and stockholders equity amounts have been restated to reflect this stock split.

3.     Recently Issued Accounting Pronouncements

      In May 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002,” was issued. As a result of the rescission of SFAS No. 4, gains and losses related to the extinguishment of debt should be classified as extraordinary only if they meet the criteria outlined under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” was an amendment to SFAS No. 4 and is no longer necessary. SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” defined accounting requirements for the effects of the transition to the Motor Carrier Act of 1980. The transitions are complete and SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” requiring that any capital lease that is modified resulting in an operating lease should be accounted for under the sale-leaseback provisions of SFAS No. 98 or SFAS No. 28, as applicable. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

adoption of the provisions of SFAS No. 145 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued. It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” was issued. This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      On January 17, 2003, FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51,” was issued. The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities, or VIEs, which are entities for which control is achieved through means other than through voting rights. The company has completed an analysis of FIN 46 and has determined that it does not have any VIEs.

4.     Reclassifications

      Certain 2002 amounts in the consolidated financial statements have been reclassified to conform to the 2003 presentation. These reclassifications have no effect on net earnings or stockholders’ equity as previously reported.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

5.     Stock Option Plans

      The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all awards.

	Three Months Ended March 31,

	2003	2002

Net earnings, as reported	$7,161	$4,300
Pro forma stock-based employee compensation expense determined under fair value based method, net of related tax effects	363	42

Pro forma net earnings	$6,798	$4,258

Earnings per share:
Basic, as reported	$0.44	$0.28
Basic, pro forma	0.42	0.28
Diluted, as reported	$0.40	$0.25
Diluted, pro forma	0.38	0.25
Shares used in computing per share amounts:
Basic	16,348,274	15,137,022
Diluted	17,757,266	16,976,451

      The fair value of each option grant is estimated on the date of the grant using an option pricing model with the following assumptions: no dividend yield, expected volatility of 55% and 54%, risk-free interest rate of 3.3% and 3.6%, and expected lives of 7.3 and 7.4, for the three months ended March 31, 2003 and 2002, respectively.

6.     Earnings Per Share

      The following table sets forth the calculation of basic and diluted net earnings per common share:

	Three Months Ended March 31,

	2003	2002

Net earnings	$7,161	$4,300

Shares used in computing per share amounts:
Weighted average number of common shares outstanding	16,348,274	15,137,022
Dilutive effect of stock options (as determined by applying the treasury stock method)	1,408,992	1,839,429

Weighted average number of common shares and potential dilutive common shares outstanding	17,757,266	16,976,451

Earnings per common share, basic:
Net earnings per common share	$0.44	$0.28
Earnings per common share, diluted:
Net earnings per common share	$0.40	$0.25

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

7.     Joint Venture — Group Practice Affiliates

      Effective March 1, 2003, Cenphiny, a wholly owned subsidiary of Centene, acquired a 63.7% ownership interest in Group Practice Affiliates, LLC. GPA, an Atlanta, Georgia-based behavioral healthcare services company, serves over 700,000 individuals in three states through a combination of networks, groups and schools, including Centene’s Texas membership.

      Cenphiny paid approximately $4,300 in cash for its investment in GPA. The cost to acquire the ownership interest has been preliminarily allocated to the assets acquired and liabilities assumed according to estimated fair values and is subject to adjustment when additional information concerning asset and liability valuations are finalized. The preliminary allocation has resulted in goodwill of approximately $1,795. The goodwill is not amortized and is not deductible for tax purposes.

      The consolidated financial statements include the results of operations of GPA since March 1, 2003. In accordance with ARB No. 51, “Consolidated Financial Statements,” the minority interests’ share of GPA’s deficit is shown as an additional component of goodwill of $469. In addition, Centene is recognizing 100% of GPA’s earnings or losses subsequent to the date of investment until the historical partners’ equity in GPA becomes positive.

      Cenphiny may be required to make an additional investment, which is estimated not to exceed $1,700, in June 2004 based on GPA’s 2003 performance and other factors. After a three-year term of the joint venture, Cenphiny will have the option to acquire the remaining interest in GPA. Similarly, the minority interest partners will have the option to sell their remaining interest in GPA to Cenphiny after the three-year term. Any purchase or sale of the remaining partners’ interest will be equal to the fair market value of the partners’ interests as of the date of the notice.

8.     Contract Acquisitions

      Effective March 1, 2003, Cenphiny purchased contract and name rights of ScriptAssist, LLC (ScriptAssist), a medication compliance company. ScriptAssist used various approaches and medical expertise to promote adherence to prescription drugs. Cenphiny is administering the purchased contracts under the ScriptAssist name.

      Cenphiny paid approximately $561 in cash in connection with the purchase from ScriptAssist. Cenphiny allocated the entire purchase price of $561 to identifiable intangible assets, representing the value assigned to acquired contracts, which is being amortized on a straight-line basis over a period of five years, the expected period of benefit.

9.     Segment Information

      Factors used in determining the reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the Company’s chief operating decision maker to evaluate all results of operations.

      With the acquisition of 63.7% of GPA and the purchase of ScriptAssist assets on March 1, 2003, Centene began operating in two segments: Medicaid Managed Care and Specialty Services. The Medicaid Managed Care segment consists of Centene’s health plans including all of the functions needed to operate them. The Specialty Services segment consists of Centene’s specialty services including the behavioral health, nurse triage and pharmacy compliance functions.

      Revenues and earnings from operations from third parties for the three months ended March 31, 2003, from Centene’s Specialty Services segment represented less than 1.0% of the Company’s consolidated revenues and earnings from operations. As a result, financial information by segment as of and for the three months ended March 31, 2003, has not been presented.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Centene Corporation:

      In our opinion, the accompanying consolidated balance sheet as of December 31, 2002, and the related consolidated statements of earnings, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Centene Corporation and its subsidiaries (the “Company”) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, prior to the revisions discussed in Notes 1 and 3, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 1, 2002.

      As discussed above, the financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Notes 1 and 3, these financial statements have been restated to reflect the three-for-two stock split that was declared by the Company’s Board of Directors on May 27, 2003 and have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. We audited the adjustments described in Note 1 that were applied to restate the 2001 and 2000 financial statements and the transitional disclosures described in Note 3. In our opinion, such adjustments are appropriate and have been properly applied and the transitional disclosures for 2001 and 2000 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

St. Louis, Missouri

February 14, 2003, except for Note 1
  for which the date is June 20, 2003

This is a copy of the report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided its consent to the inclusion of its report in this Registration Statement. The financial statements to which this report relates have been restated to reflect the three-for-two stock split which was declared by the Centene Corporation’s Board of Directors on May 27, 2003 and effected in the form of a 50% stock dividend, payable July 11, 2003 to shareholders of record on June 20, 2003 and have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. This copy of the Arthur Andersen report does not cover the adjustments to restate the financial statements which is further discussed in Note 1, or the transitional disclosures which are presented in Note 3. The adjustments and transitional disclosures were reported on by PricewaterhouseCoopers LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Centene Corporation:

      We have audited the accompanying consolidated balance sheets of Centene Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centene Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/S/ ARTHUR ANDERSEN LLP

St. Louis, Missouri

February 1, 2002

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$59,656	$88,867
Premium and related receivables, net of allowances of $219 and $3,879, respectively	16,773	7,032
Short-term investments, at fair value (amortized cost $9,687 and $1,166, respectively)	9,571	1,169
Deferred income taxes	2,846	2,515
Other current assets	4,243	2,464

Total current assets	93,089	102,047
Long-term investments, at fair value (amortized cost $78,025 and $20,923, respectively)	79,666	21,119
Restricted deposits, at fair value (amortized cost $15,561 and $1,204, respectively)	15,762	1,220
Property and equipment, net	6,295	3,796
Intangible assets, net	10,695	2,396
Deferred income taxes	472	788
Other assets	4,348	—

Total assets	$210,327	$131,366

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims liabilities	$91,181	$59,565
Accounts payable and accrued expenses	10,748	6,712

Total current liabilities	101,929	66,277
Other liabilities	5,334	1,000

Total liabilities	107,263	67,277
Minority interest	881	—
Stockholders’ equity:
Common stock, $.001 par value; authorized 40,000,000 shares; 16,243,649 and 15,127,668 shares issued and outstanding, respectively	16	15
Additional paid-in capital	72,372	60,852
Accumulated other comprehensive income:
Net unrealized gain on investments, net of tax	1,087	135
Retained earnings	28,708	3,087

Total stockholders’ equity	102,183	64,089

Total liabilities and stockholders’ equity	$210,327	$131,366

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except share data)

	Year Ended December 31,

	2002	2001	2000

Revenues:
Premiums	$461,030	$326,184	$216,414
Services	457	385	4,936

Total revenues	461,487	326,569	221,350

Expenses:
Medical costs	379,468	270,151	182,495
Cost of services	341	329	135
General and administrative expenses	50,072	37,617	32,200

Total operating expenses	429,881	308,097	214,830

Earnings from operations	31,606	18,472	6,520
Other income (expense):
Investment and other income, net	9,575	3,916	1,784
Interest expense	(45)	(362)	(611)
Equity in losses from joint ventures	—	—	(508)

Earnings from operations before income taxes	41,136	22,026	7,185
Income tax expense (benefit)	15,631	9,131	(543)
Minority interest	116	—	—

Net earnings	25,621	12,895	7,728
Accretion of redeemable preferred stock	—	(467)	(492)

Net earnings attributable to common stockholders	$25,621	$12,428	$7,236

Earnings per common share, basic:
Net earnings per common share	$1.63	$5.98	$5.35
Earnings per common share, diluted:
Net earnings per common share	$1.47	$1.07	$.76
Shares used in computing per share amounts:
Basic	15,716,040	2,078,099	1,352,289
Diluted	17,466,116	12,029,246	10,229,393

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2001 and 2000
(In thousands, except share data)

	Preferred Stock						Common Stock
														Net
														Unrealized
											$.001 Par		Additional	Gain (Loss)	Retained
	Series A		Series B		Series C		Series A		Series B		Value		Paid-in	on	Earnings
	Shares	Amt	Shares	Amt	Shares	Amt	Shares	Amt	Shares	Amt	Shares	Amt	Capital	Investments	(Deficit)	Total

Balance, December 31, 1999	1,100,775	$123	1,296,960	$144	836,775	$93	415,871	$1	936,419	$2	—	$—	$7	$(216)	$(16,521)	$(16,367)
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,728	7,728
Net unrealized investment gains, net of $136 tax	—	—	—	—	—	—	—	—	—	—	—	—	—	297	—	297

Comprehensive earnings																8,025
Series D preferred stock accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(492)	(492)

Balance, December 31, 2000	1,100,775	$123	1,296,960	$144	836,775	$93	415,871	$1	936,419	$2	—	$—	$7	$81	$(9,285)	$(8,834)
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,895	12,895
Net unrealized investment gains, net of $32 tax	—	—	—	—	—	—	—	—	—	—	—	—	—	54	—	54

Comprehensive earnings																12,949
Issuance of common stock upon exercise of options	—	—	—	—	—	—	28,650	—	—	—	—	—	32	—	—	32
Purchase of stock	—	—	—	—	—	—	(16,500)	—	—	—	—	—	(30)		(56)	(86)
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	6	—	—	6
Series D preferred stock accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(467)	(467)
Exercise of warrants to purchase common stock	—	—	—	—	—	—	—	—	69,004	—	—	—	18	—	—	18
Conversion of Series A, B, C and D preferred stock to common stock	(1,100,775)	(123)	(1,296,960)	(144)	(836,775)	(93)	—	—	—	—	8,808,510	9	19,680	—	—	19,329
Conversion of Series A and B common stock to $.001 par value common stock	—	—	—	—	—	—	(428,021)	(1)	(1,005,423)	(2)	1,433,444	1	2	—	—	—
Issuance of 4,875,000 shares of common stock, net	—	—	—	—	—	—	—	—	—	—	4,875,000	5	41,037	—	—	41,042
Issuance of common stock for purchase of joint venture interest	—	—	—	—	—	—	—	—	—	—	10,714	—	100	—	—	100

Balance, December 31, 2001	—	$—	—	$—	—	$—	—	$—	—	$—	15,127,668	$15	$60,852	$135	$3,087	$64,089
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,621	25,621
Net unrealized investment gains, net of $559 tax	—	—	—	—	—	—	—	—	—	—	—	—	—	952	—	952

Comprehensive earnings																26,573
Issuance of common stock in relation to stock options and employee stock purchase plan	—	—	—	—	—	—	—	—	—	—	410,238	—	491	—	—	491
Issuance of 705,743 shares of common stock, net	—	—	—	—	—	—	—	—	—	—	705,743	1	10,317	—	—	10,318
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	270	—	—	270
Tax benefit of disqualifying dispositions	—	—	—	—	—	—	—	—	—	—	—	—	442	—	—	442

Balance, December 31, 2002	—	$—	—	$—	—	$—	—	$—	—	$—	16,243,649	$16	$72,372	$1,087	$28,708	$102,183

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net earnings	$25,621	$12,895	$7,728
Adjustments to reconcile net earnings to net cash provided by operating activities —
Depreciation and amortization	2,565	1,847	1,034
Stock compensation expense	270	6	—
Minority interest	(116)	—	—
(Gain) loss on sale of investments	(649)	(390)	40
Equity in losses from joint ventures	—	—	508
Changes in assets and liabilities —
(Increase) decrease in premium and related receivables	(2,449)	9,406	(4,087)
(Increase) decrease in other current assets	(1,463)	(238)	684
Increase in deferred income taxes	(574)	(37)	(584)
Decrease in other assets	857	—	—
Increase in medical claims liabilities	15,386	8,686	8,466
Decrease in unearned premiums	(827)	—	(3,601)
Increase (decrease) in accounts payable and accrued expenses	1,910	(1,987)	3,270
Decrease in other liabilities	(872)	—	—

Net cash provided by operating activities	39,659	30,188	13,458

Cash flows from investing activities:
Purchase of property and equipment	(3,918)	(3,635)	(642)
Purchase of investments	(192,371)	(25,481)	(20,260)
Sales and maturities of investments	127,706	25,037	7,382
Contract acquisitions	(595)	(1,250)	—
Investments in subsidiaries	(10,501)	7,995	(1,097)

Net cash (used in) provided by investing activities	(79,679)	2,666	(14,617)

Cash flows from financing activities:
Payment of note payable	—	—	(2,350)
Payment of subordinated debt	—	(4,000)	—
Proceeds from exercise of stock options	491	32	—
Net proceeds from issuance of common stock	10,318	41,042	—
Purchase of stock	—	(102)	—
Proceeds from exercise of warrants	—	18	—

Net cash provided by (used in) financing activities	10,809	36,990	(2,350)

Net (decrease) increase in cash and cash equivalents	(29,211)	69,844	(3,509)

Cash and cash equivalents, beginning of period	88,867	19,023	22,532

Cash and cash equivalents, end of period	$59,656	$88,867	$19,023

Interest paid	$28	$920	$531
Income taxes paid	$16,433	$9,460	$310

The accompanying notes are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

1.     Organization and Operations

      Centene Corporation (Centene or the Company) provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income (SSI), and State Children’s Health Insurance Program (SCHIP). Centene operates under its own state licenses in Wisconsin, Indiana, Texas and New Jersey, and contracts with other managed care organizations to provide risk and nonrisk management services.

      Centene’s managed care organization (MCO) subsidiaries include Managed Health Services Insurance Corp. (MHSIC), a wholly owned Wisconsin corporation; Coordinated Care Corporation Indiana, Inc. (CCCI), a wholly owned Indiana corporation; Superior HealthPlan, Inc. (Superior), a wholly owned Texas corporation (39% before January 1, 2001); and University Health Plans, Inc. (UHP), an 80% owned New Jersey corporation.

      Centene’s other subsidiaries include Bankers Reserve Life Insurance Company of Wisconsin (Bankers Reserve), a wholly owned Wisconsin corporation that the Company purchased on March 14, 2002, and NurseWise, Inc., a wholly owned Delaware corporation that was incorporated in August of 2002.

      The Company is currently operated as one business segment, which includes both its underwritten and administrative only services provided to individuals receiving benefits under Medicaid, including SSI, and SCHIP.

      On May 27, 2003, the Company’s Board of Directors declared a three-for-two stock split effected in the form of a 50% stock dividend, payable July 11, 2003 to shareholders of record on June 20, 2003. All share, per share and stockholders’ equity amounts have been restated to reflect this stock split.

2.     Initial and Follow-on Public Offerings

      On December 13, 2001, the Company completed an initial public offering (IPO) of 4,875,000 shares of its common stock at $9.33 per share. The net proceeds, after paying the underwriting discount and expenses associated with the offering, were $41,000. In conjunction with the IPO all outstanding shares of preferred stock were converted into shares of common stock in accordance with their terms.

      On May 22, 2002, the Company closed a follow-on public offering of 7,500,000 shares of common stock at $16.50 per share. Of the 7,500,000 shares, 6,900,000 shares were offered by selling stockholders and 600,000 by the Company. On June 5, 2002, the underwriters of the follow-on public offering exercised their over-allotment option to purchase 1,019,258 additional shares from selling stockholders and 105,743 additional shares from the Company. Centene received net proceeds of $10,300 from the two closings of the follow-on offering.

3.     Summary of Significant Accounting Policies

      The accompanying consolidated financial statements include the accounts of Centene Corporation and all majority owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

      Investments with original maturities of three months or less at the date of acquisition are considered to be cash equivalents. Cash equivalents consist of commercial paper, money market funds and bank savings accounts.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

Investments

      Short-term investments include securities with original maturities between three months and one year. Long-term investments include securities with original maturities greater than one year.

      Short-term and long-term investments are classified as available for sale and are carried at fair value based on quoted market prices. Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of stockholders’ equity, net of income tax effects. Premiums and discounts are amortized or accreted over the life of the related security using the effective interest method. The Company monitors the difference between the cost and fair value of investments. Investments that experience a decline in value that is judged to be other than temporary are written down to fair value and a realized loss is recorded in investment and other income. To calculate realized gains and losses on the sale of investments, the Company uses the specific amortized cost of each investment sold. Realized gains and losses are recorded in investment and other income.

      As part of the Company’s acquisition of UHP, certain call and put option rights were received and granted (See Note 21). The Company is in the process of obtaining third party valuations related to the fair value of the call and put options, which may result in an increase or decrease in the portion of the purchase price allocated to goodwill. The fair value of the call option, once determined, will be evaluated for impairment. To the extent that impairment would be determined, adjustments would be recorded as a charge to investment income. The fair value of the put option, once determined, will be evaluated on a quarterly basis, with adjustments in the fair values being recorded as a charge or credit to investment income.

      The Company did not own any unaffiliated equity investments as of December 31, 2002. During 2002 and 2001, the Company maintained an equity investment in an unaffiliated reinsurance company. The estimated fair value of this investment, which approximated the original cost, was not significant and was included within other long-term investments as of December 31, 2001. This investment was sold in July 2002.

Restricted Deposits

      Restricted deposits consist of investments required by various state statutes to be deposited or pledged to state agencies. These investments are classified as long-term, regardless of the contractual maturity date due to the nature of the states’ requirements.

      Under the State of New Jersey Department of Banking and Insurance (DOBI) regulations, UHP is required to maintain certain insolvency deposits in a custodial account for the protection of enrollees. UHP is entitled to receive interest income on these deposits; however, the principal may not be withdrawn without the written consent of the Commissioner of the DOBI. The minimum deposit requirement is calculated on December 31 of each year and must be funded by June 30 of the following year. The restricted amounts are invested in money market funds. The minimum deposit requirement based on the December 31, 2002 calculation is $15,422. The total unfunded balance at December 31, 2002 is $3,237. The Company intends to fund the minimum deposit requirement from unrestricted cash and cash equivalents.

      All other restricted deposit requirements were fully funded on December 31, 2002.

Property and Equipment

      Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation for furniture and equipment, other than computer equipment, is calculated based on the estimated useful lives of the assets ranging between five and seven years. Depreciation for computer equipment is calculated using the straight-line method based on a three-year life. Software is stated at cost

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

and is amortized over its estimated useful life of three years using the straight-line method. Depreciation for leasehold improvements is calculated using the straight-line method based on the shorter of the estimated useful lives of the asset or the term of the respective leases, ranging between three and ten years.

Intangible Assets

      Intangible assets represent the excess of cost over the fair market value of net assets acquired in purchase transactions and consist of purchased contract rights, provider contracts and goodwill. Purchased contract rights are amortized using the straight-line method over periods ranging from 60 to 120 months. Provider contracts are amortized using the straight-line method over 120 months.

      Effective January 1, 2002, the Company ceased to amortize goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is reviewed at least annually for impairment. In addition, the Company will perform an impairment analysis of intangible assets more frequently based on other factors. Such factors would include, but are not limited to, significant changes in membership, state funding, medical contracts and provider networks and contracts. An impairment loss is recognized if the carrying value of goodwill exceeds the implied fair value. The Company did not recognize any impairment losses for the periods presented.

Medical Claims Liabilities

      Medical costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims.

      The estimates of medical claims liabilities are developed using standard actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors including product changes. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses include accrued wages and related payroll taxes, federal and state tax payables and payments owed to vendors for services performed in the normal course of business.

Other Assets and Liabilities

      Other assets and liabilities consist principally of Separate Account assets of $4,298 and related Separate Account liabilities of $4,298 as of December 31, 2002 (See Note 24). In addition, other liabilities include certain payments due to various states related to minimum performance guarantees.

Premium Revenue and Related Receivables

      The majority of the Company’s premium revenue is received monthly based on fixed rates per member as determined by the state contracts. Some contracts allow for additional premium related to certain supplemental services provided such as maternity deliveries. The revenue is recognized as earned over the covered period of services. Premiums collected in advance are recorded as unearned premiums. Premiums due to the Company are recorded as premium and related receivables and are recorded net of an allowance based on historical trends and management’s judgement on the collectibility of these accounts.

      As the Company generally receives premiums during the month in which services are provided, the allowance is typically not significant in comparison to total premium revenue. From 1998 to 2000, however,

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

Centene provided Medicaid services in certain regions of Indiana as a subcontractor with Maxicare Indiana, Inc. In June 2001, the Insurance Commissioner of the Indiana Department of Insurance declared Maxicare insolvent and ordered Maxicare into liquidation. As a result, Centene recorded an allowance for uncollectible receivables in the amount of $2,700 to fully reserve for all receivables from Maxicare as of December 31, 2001. In 2002, subsequent to a release and settlement agreement with Maxicare and the Indiana Insurance Commissioner which requires no payment by either Maxicare or Centene, Centene wrote off the entire balance of the receivable from Maxicare as uncollectible and reduced the related allowance for doubtful accounts. There are no contractual allowances related to Centene’s premium revenue.

Significant Customers

      Centene receives the majority of its revenues under contracts or subcontracts with state Medicaid managed care programs. The contracts, which expire on various dates between June 30, 2003 and December 31, 2003, are expected to be renewed. Our contracts with the states of Wisconsin, Indiana and Texas accounted for 44%, 30% and 24%, respectively, of the Company’s revenues for the year ended December 31, 2002.

Reinsurance

      Centene’s MCO subsidiaries have purchased reinsurance from third parties to cover eligible healthcare services. The current reinsurance agreements generally cover 90% of inpatient healthcare expenses in excess of annual deductibles of $75 to $150 per member, up to a lifetime maximum of $2,000. The subsidiaries are responsible for inpatient charges in excess of an average daily per diem.

      Reinsurance recoveries were approximately $1,542, $3,958 and $1,454 in 2002, 2001 and 2000, respectively. Reinsurance expenses were approximately $3,981, $10,252 and $3,391 in 2002, 2001 and 2000, respectively. Reinsurance recoveries, net of expenses, are included in medical services costs.

Other Income (Expense)

      Other income (expense) consists principally of investment and other income and interest expense. Investment income is derived from the Company’s cash, cash equivalents and investments. For the year ended December 31, 2002, investment income included a $5,100 one-time dividend from a captive insurance company in which the Company maintained an investment. For the year ended December 31, 2000, other income included equity in losses from a joint venture. Interest expense for the year ended December 31, 2002, included commitment fees paid to a bank in conjunction with the Company’s revolving line of credit. Interest expense for the years ended December 31, 2001 and 2000, reflected interest paid on the Company’s subordinated notes, which were paid in full in December 2001.

Income Taxes

      Centene recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax rate change.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain 2001 amounts in the consolidated financial statements have been reclassified to conform to the 2002 presentation. These reclassifications have no effect on net earnings or shareholders’ equity as previously reported.

Recent Accounting Pronouncements

      In July 2001, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested at least annually for impairment. The Company has adopted SFAS No. 142 effective January 1, 2002 and goodwill amortization was discontinued. Goodwill is reviewed at least annually for impairment. In addition, the Company will perform an impairment analysis of intangible assets more frequently based on other factors. Such factors would include, but are not limited to, significant changes in membership, state funding, medical contracts and provider networks and contracts. The Company did not recognize any impairment losses for the periods presented.

      The effect of this adjustment on net earnings as well as basic and diluted earnings per share for the years ended December 31, 2001 and 2000, follows:

	2001	2000

Net earnings, as reported	$12,428	$7,236
Goodwill amortization	471	224

Adjusted net earnings	$12,899	$7,460

	2001	2000

Earnings per common share, basic:
Net earnings, as reported	$5.98	$5.35
Goodwill amortization	0.23	0.17

Adjusted net earnings	$6.21	$5.52

	2001	2000

Earnings per common share, diluted:
Net earnings, as reported	$1.07	$0.76
Goodwill amortization	0.04	0.02

Adjusted net earnings	$1.11	$0.78

      In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was issued. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective for financial statements issued for fiscal years

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

beginning after December 15, 2001, and interim periods within those years. The adoption of the provisions of SFAS No. 144 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      In May 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002,” was issued. As a result of the rescission of SFAS No. 4, gains and losses related to the extinguishment of debt should be classified as extraordinary only if they meet the criteria outlined under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” was an amendment to SFAS No. 4 and is no longer necessary. SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” defined accounting requirements for the effects of the transition to the Motor Carrier Act of 1980. The transitions are complete and SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” requiring that any capital lease that is modified resulting in an operating lease should be accounted for under the sale-leaseback provisions of SFAS No. 98 or SFAS No. 28, as applicable. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of SFAS No. 145 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

      In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued. It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring),” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

      In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” was issued. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      In November 2002, FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees.

      Centene has adopted the disclosure requirements of FIN 45 as required for fiscal years ending after December 15, 2002 and will adopt the provisions for initial recognition and measurement for all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 related to initial recognition and measurement of guarantees is not expected have a significant impact on the net income or equity of the

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

Company. The Company has completed an inventory of potential contingencies and noted one potential guarantee that would require the following disclosure per FIN 45:

“Within the Company’s Medicaid contract with the state of Wisconsin, the Company is required to pay a fee if its contracted physicians do not provide an adequate number of healthy examinations to certain member groups. This agreement constitutes a performance guarantee. At the end of each fiscal year, the Company performs an analysis to estimate the amount owed to the state of Wisconsin, if any, under the performance guarantees. The state of Wisconsin, however, does not calculate or request payment for the amount owed until at least thirteen months subsequent to each year end. As such, the Company has recorded a current payable for any portions owed within one year and a long-term liability for portions owed for a period greater than one year from the balance sheet date. As of December 31, 2002 and 2001, the Company recorded $2,004 and $829, respectively, of accounts payable and other accrued expenses for the current portions of the fees owed and $1,036 and $1,000, respectively, of other long-term liabilities for the long-term portions.”

      On January 17, 2003, FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51,” was issued. The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities, or VIE’s, which are entities for which control is achieved through means other than through voting rights. The Company has completed an analysis of FIN 46 and has determined that it does not have any VIEs.

4.     Short-term and Long-term Investments and Restricted Deposits

      Short-term and long-term investments and restricted deposits available for sale by investment type consist of the following:

	December 31, 2002

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$2,797	$204	$(3)	$2,998
Commercial paper	13,278	—	—	13,278
State/municipal securities and other	87,198	1,669	(144)	88,723

Total	$103,273	$1,873	$(147)	$104,999

	December 31, 2001

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$17,998	$216	$(3)	$18,211
Commercial paper	462	3	—	465
State/municipal securities and other	4,833	8	(9)	4,832

Total	$23,293	$227	$(12)	$23,508

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

      The contractual maturity of short-term and long-term investments and restricted deposits as of December 31, 2002, are as follows:

	Investments		Restricted Deposits

		Estimated		Estimated
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

One year or less	$9,687	$9,571	$12,764	$12,764
One year through five years	34,065	34,637	1,882	1,985
Five years through ten years	35,544	36,611	915	1,013
After ten years	8,416	8,418	—	—

Total	$87,712	$89,237	$15,561	$15,762

      Actual maturities may differ from contractual maturities due to call or prepayment options.

      The Company recorded realized gains and losses on the sale of investments for the years ended December 31 as follows:

	2002	2001	2001

Gross realized gains	$698	$424	$57
Gross realized losses	(49)	(34)	(97)

Net realized gains/(losses)	$649	$390	$(40)

      Various state statutes require MCOs to deposit or pledge minimum amounts of investments to state agencies. Securities with an amortized cost of $15,561 and $1,204 were deposited or pledged to state agencies by Centene’s MCO subsidiaries at December 31, 2002 and 2001, respectively. These investments are classified as long-term restricted deposits in the consolidated financial statements due to the nature of the states’ requirements.

5.     Property and Equipment

      Property and equipment consist of the following as of December 31:

	2002	2001

Furniture and office equipment	$6,461	$4,349
Computer software	4,724	2,423
Leasehold improvements	1,286	878
Building	434	—
Land	151	10

	13,056	7,660
Less — accumulated depreciation	(6,761)	(3,864)

Property and equipment, net	$6,295	$3,796

      Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $1,887, $1,199, and $810, respectively.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

6.     Intangible Assets

      Intangible assets at December 31 consist of the following:

	2002	2001

Goodwill	$6,255	$2,464
Purchased contract rights	3,885	1,410
Provider contracts	2,400	—

Total intangibles	12,540	3,874
Less accumulated amortization:
Goodwill	(1,233)	(1,233)
Purchased contract rights	(592)	(245)
Provider contracts	(20)	—

Total accumulated amortization	(1,845)	(1,478)

Intangible assets, net	$10,695	$2,396

      Amortization expense was $367, $648 and $224 for the years ended December 31, 2002, 2001 and 2000, respectively. The estimated amortization expense for each of the next five years, assuming no further acquisitions, is approximately $800.

7.     Income Taxes

      Centene files a consolidated federal income tax return while Centene and each subsidiary file separate state income tax returns.

      The consolidated income tax expense (benefit) consists of the following for the years ended December 31:

	2002	2001	2000

Current:
Federal	$13,661	$7,952	$629
State	2,338	1,624	625

Total current	15,999	9,576	1,254
Deferred	(368)	(445)	(1,797)

Total expense (benefit)	$15,631	$9,131	$(543)

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

      The following is a reconciliation of the expected income tax expense (benefit) as calculated by multiplying pretax income by federal statutory rates and Centene’s actual income tax benefit for the years ended December 31:

	2002	2001	2000

Expected federal income tax expense	$14,398	$7,709	$2,443
State income taxes, net of federal income tax benefit	1,520	1,141	412
Tax exempt investment income	(411)	—	—
Equity in losses of joint ventures, net of tax	—	—	175
Change in valuation allowance	—	—	(3,764)
Other, net	124	281	191

Income tax expense (benefit)	$15,631	$9,131	$(543)

      Federal statutory rates for the years ended December 31, 2002, 2001 and 2000 were 35%, 35% and 34%, respectively.

      Temporary differences that give rise to deferred tax assets and liabilities are presented below for the years ended December 31:

	2002	2001

Medical claims liabilities and other accruals	$3,848	$2,279
Allowance for doubtful accounts	81	1,435
Depreciation and amortization	702	353
Other	8	18

Total deferred tax assets	4,639	4,085

Other	1,321	782

Total deferred tax liabilities	1,321	782

Net deferred tax assets and liabilities	$3,318	$3,303

      The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management determined that a valuation allowance was no longer necessary for its federal net operating loss carryforward as of December 31, 2000. As a result, the income tax benefit recorded for 2000 includes the reversal of $3,764 of deferred tax valuation allowance.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

8.     Medical Claims Liabilities

      The change in medical claims liabilities is summarized as follows:

2002

Balance, January 1	$59,565
Acquisitions	16,230
Incurred related to:
Current year	399,141
Prior years	(19,673)

Total incurred	379,468

Paid related to:
Current year	326,636
Prior years	37,446

Total paid	364,082

Balance, December 31	$91,181

      Acquisitions in 2002 include reserves acquired in connection with the Company’s acquisition of 80% of the outstanding capital stock of UHP.

      Changes in estimates of incurred claims for prior years recognized during 2002 were attributable to favorable development in all of our markets, including lower than anticipated utilization of medical services.

      The Company had reinsurance recoverables related to paid and unpaid medical claims liabilities of $2,738 and $1,202 at December 31, 2002 and 2001, respectively, included in premiums and other receivables.

9.     Revolving Line of Credit

      In May 2002, the Company entered into a $25,000 revolving line of credit facility with LaSalle Bank N.A. The line of credit has a term of one year and has interest rates based on prime, floating and LIBOR rates. The Company granted a security interest in the common stock of its subsidiaries. The facility includes financial covenants, including requirements of minimum EBITDA and minimum tangible net worth. The Company is required to obtain LaSalle’s consent of any proposed acquisition that would result in a violation of any of the covenants contained in the line of credit. As of December 31, 2002, no funds had been drawn on the facility.

10.     Notes Payable and Subordinated Debt

      As of December 31, 2002 and 2001, the Company has no outstanding debt.

      During 2001 and 2000, the Company had subordinate promissory notes with principal balances due ranging from $0 to $4,000. Interest was due and payable annually in September at a rate of 8.5%. In the event that the Company did not comply with the terms of the subordinated promissory notes, the Company would be considered to be in default on its debt and the interest rate would be 10.5%.

      During 2000, the Company was in default on its promissory notes due to late interest payments. In December 2001, all of the promissory notes and related accrued interest were paid in full. Interest expense for the years ended December 31, 2001 and 2000 was $362 and $611, respectively.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

11.     Redeemable Preferred Stock

      Upon completion of the Company’s IPO in December 2001, all outstanding shares of Series D redeemable preferred stock were converted into 5,574,000 shares of common stock.

      Series D preferred stock was convertible, at the option of the holder, into common stock at an initial conversion rate of one common share for each preferred share and was automatically converted at an initial public offering. Series D preferred stock was redeemable for cash at the option of the holder for up to 50% of that holder’s Series D preferred stock outstanding on each of September 1, 2003, and September 1, 2004, at a price equal to the sum of (1) $3.67 per share plus (2) an amount equal to any dividends declared or accrued but unpaid on such shares. Series D preferred stock was entitled to an initial liquidation preference in the amount of $3.33 per share.

      Redeemable preferred stock is summarized as follows:

	Series D
	Shares	Amount

Balance, December 31, 1999	5,577,000	$18,386
Preferred stock accretion	—	492

Balance, December 31, 2000	5,577,000	18,878
Preferred stock accretion	—	467
Purchase of stock	(3,000)	(16)
Conversion to common	(5,574,000)	(19,329)

Balance, December 31, 2001	—	—
Purchase of stock	—	—
Conversion to common	—	—

Balance, December 31, 2002	—	$—

12.     Stockholders’ Equity

      Upon completion of the Company’s IPO in December 2001, each outstanding share of each class of common stock and preferred stock was converted into one share of a single class of $.001 par value common stock. Prior to the IPO, the Company had three classes of preferred stock outstanding and included in equity. They were Series A, Series B and Series C preferred stock.

      Holders of common stock are entitled to one vote for each share of common stock held.

      Effective November 2001, the Company changed its state of incorporation from Wisconsin to Delaware. Under the Delaware Certificate of Incorporation, the Company has 10,000,000 authorized shares of preferred stock at $.001 par value and 40,000,000 authorized shares of common stock at $.001 par value. At December 31, 2002, there were no preferred shares outstanding.

      During 2001, Centene had warrants outstanding to purchase 90,000 shares of the Company’s Series D preferred stock at an exercise price of $3.33 per share. In addition, there were warrants outstanding to purchase 11,148 of the Company’s common stock at an exercise price of $1.60 per share. Prior to the completion of the Company’s IPO, all outstanding warrants were exercised.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

13.     Statutory Capital Requirements

      Various state laws require Centene’s subsidiaries to maintain minimum capital requirements. At December 31, 2002 and 2001, Centene’s subsidiaries had aggregate statutory capital and surplus of $36,900 and $16,300, respectively, compared with the required minimum aggregate statutory capital and surplus of $22,000 and $9,100, respectively.

14.     Dividend Restrictions

      Under the laws of the states of which the Company operates, the Company’s regulated subsidiaries are required to obtain approval for dividends from the appropriate state regulatory body. The Company received dividends of $4,000 from its managed care subsidiaries during 2002. No dividends were declared in 2001 or 2000.

15.     Stock Option Plans

      As of December 31, 2002, Centene had five stock option plans (the Plans) for issuance of common stock. The Plans allow for the granting of options to purchase common stock at the market price at the date of grant for key employees, consultants, and other individual contributors of or to Centene. Both incentive options and nonqualified stock options can be awarded under the Plans. Each option awarded under the Plans is exercisable as determined by the Board of Directors upon grant. Further, depending on the type of grant, no option will be exercisable for longer than ten years after date of grant. The Plans have reserved 3,300,000 shares for option grants. Options granted generally vest over a five-year period. Vesting generally begins on the anniversary of the date of grant and annually thereafter.

      Option activity for the years ended December 31 is summarized below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding, beginning of year	2,134,410	$1.77	2,115,060	$1.12	1,433,988	$1.27
Granted	731,250	16.55	208,500	7.99	796,500	0.84
Exercised	(416,100)	1.10	(28,650)	1.14	—	—
Canceled	(119,100)	7.32	(160,500)	1.21	(115,428)	1.13

Options outstanding, end of year	2,330,460	$6.25	2,134,410	$1.78	2,115,060	$1.12

Weighted average remaining life	7.4 years		7.6 years		7.7 years
Weighted average fair value of options granted	$10.05		$3.73		$0.25

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

      The following table summarizes information about options outstanding as of December 31, 2002:

Options Outstanding
				Options Vested
		Weighted Average
Range of	Options	Remaining	Weighted Average	Options	Weighted Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$ 0.00 - $ 2.29	1,482,060	6.2	$1.16	864,660	$1.33
$ 2.30 - $ 4.58	20,700	8.2	3.50	1,500	3.50
$ 4.59 - $ 6.87	37,500	8.7	5.19	9,375	5.19
$ 6.88 - $ 9.15	—	—	—	—	—
$ 9.16 - $11.45	92,700	9.0	10.84	12,600	11.32
$11.46 - $13.73	7,500	9.1	12.57	—	—
$13.74 - $16.02	432,000	9.5	15.05	6,375	13.81
$16.03 - $18.31	66,000	9.7	17.11	—	—
$18.32 - $20.60	141,750	9.6	19.62	—	—
$20.61 - $22.89	50,250	10.0	21.42	—	—

	2,330,460	7.4	$6.25	894,510	$1.60

      The Company accounts for the Plans in accordance with the intrinsic value based method of Accounting Principles Board Opinion No. 25 as permitted by SFAS No. 123. Accordingly, compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a straight-line basis over the years the employees’ services are received (over the vesting period), generally five years. No compensation cost related to the Plans was charged against income during 2000. During 2002 and 2001, the Company recognized $270 and $6, respectively, in noncash compensation expense related to the issuance of stock options. Had compensation cost for the Plans been determined based on the fair value method at the

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

grant dates as specified in SFAS No. 123, Centene’s net earnings would have been reduced to the following pro forma amounts:

	2002	2001	2000

Net earnings, as reported	$25,621	$12,895	$7,728
Accretion of redeemable preferred stock	—	(467)	(492)

Net earnings attributable to common stockholders	25,621	12,428	7,236
Pro forma stock-based employee compensation expense determined under fair value based method, net of related tax effects	1,556	665	110

Pro forma net earnings	$24,065	$11,763	$7,126

Earnings per common share:
Basic, as reported	$1.63	$5.98	$5.35
Basic, pro forma	1.53	5.66	5.27
Diluted, as reported	$1.47	$1.07	$0.76
Diluted, pro forma	1.38	1.02	0.75
Shares used in computing per share amounts:
Basic	15,716,040	2,078,099	1,352,289
Diluted	17,466,116	12,029,246	10,229,393

      The fair value of each option grant is estimated on the date of the grant using an option pricing model with the following assumptions: no dividend yield; expected volatility of 1% through the date of the IPO; 50% through the end of 2001; and 54% for 2002, risk-free interest rate of 3.6%, 4.9% and 5.3% and expected lives of 7.4, 7.6 and 7.7 for the years ended December 31, 2002, 2001 and 2000, respectively.

      During 2002, Centene implemented an employee stock purchase plan. Under this plan, eligible employees are permitted to purchase shares of the Company’s common stock at a discounted price through payroll withholdings. At the end of each plan period, the Company issues stock to participating employees at a price equal to 85% of the lesser of the closing stock price on either the first business day of the plan period or the exercise date. The Company has reserved 450,000 shares of common stock and issued 2,688 shares in 2002.

16.     Retirement Plan

      Centene has a defined contribution plan (Retirement Plan) which covers substantially all employees who work at least 1,000 hours in a twelve consecutive month period and are at least twenty-one years of age. Under the Retirement Plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Centene may elect to match a portion of the employee’s contribution. In addition, Centene may make a profit sharing contribution to the Retirement Plan covering all eligible employees. Expenses under the Retirement Plan were $312, $306 and $203 during the years ended December 31, 2002, 2001 and 2000, respectively.

      During 2002, Centene implemented an executive retirement savings plan (Executive Plan). This Plan is a voluntary, nonqualified deferred compensation plan designed to provide executive employees with tax-deferred savings opportunities. Under the Executive Plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

17.     Related-Party Transactions

      No related party transactions occurred in 2002. Certain members of Centene’s Board of Directors performed consulting services for the Company totaling $3 in 2001 and $36 in 2000. Legal fees of $94 and $48 were paid in 2001 and 2000, respectively, to a law firm affiliated through a stockholder of the Company.

18.     Commitments

      Centene and its subsidiaries lease office facilities and various equipment under noncancelable operating leases. In addition to base rental costs, Centene and its subsidiaries are responsible for property taxes and maintenance for both facility and equipment leases. Rental expense was $2,109, $1,704 and $1,383 for the years ended December 31, 2002, 2001 and 2000, respectively. The significant annual noncancelable lease payments over the next five years and thereafter are as follows:

2003	$3,241
2004	3,124
2005	3,026
2006	2,661
2007	2,396
Thereafter	7,624

$22,072

19.     Risks and Uncertainties

      The Company is a party to various legal actions normally associated with the managed care industry, the aggregate effect of which is presently unknown.

      The Company’s profitability depends in large part on accurately predicting and effectively managing medical costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical costs. Certain of these factors, which include changes in healthcare practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan’s control and could adversely affect the Company’s ability to accurately predict and effectively control healthcare costs. Costs in excess of those anticipated could have a material adverse effect on the Company’s results of operations.

      Financial instruments that potentially subject the Company to concentrations of credit and interest rate risks consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, government and agency securities, and money market funds. Investments in marketable securities are managed within guidelines established by the Company’s Board of Directors. The Company carries these investments at fair value.

      Concentrations of credit risk with respect to accounts receivable are limited due to significant customers paying as services are rendered. Significant customers include the federal government and the states in which Centene operates. The Company has a risk of incurring loss if its allowance for doubtful accounts is not adequate.

      As discussed in Note 3 to the consolidated financial statements, the Company has reinsurance agreements with insurance companies. The Company monitors the insurance companies’ financial ratings to

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

determine compliance with standards set by state law. The Company has a credit risk associated with these reinsurance agreements to the extent the reinsurers are unable to pay valid reinsurance claims of the Company.

20.     Earnings Per Share

      The following table sets forth the calculation of basic and diluted net earnings per share for the years ended December 31:

	2002	2001	2000

Net earnings	$25,621	$12,895	$7,728
Accretion of redeemable preferred stock	—	(467)	(492)

Net earnings attributable to common stockholders	$25,621	$12,428	$7,236

Shares used in computing per share amounts:
Weighted average number of common shares outstanding	15,716,040	2,078,099	1,352,289
Dilutive effect of stock options and warrants (as determined by applying the treasury stock method) and convertible preferred stock	1,750,076	9,951,147	8,877,104

Weighted average number of common shares and potential dilutive common shares outstanding	17,466,116	12,029,246	10,229,393

Earnings per common share, basic:
Net earnings per common share	$1.63	$5.98	$5.35
Earnings per common share, diluted:
Net earnings per common share	$1.47	$1.07	$0.76

21.     Joint Ventures — University Health Plans, Inc.

      On December 1, 2002, Centene purchased 80% of the outstanding capital stock of University Health Plans, Inc. UHP is a managed health plan serving approximately 53,000 Medicaid members in 15 counties throughout New Jersey. Centene paid approximately $10,630 in cash and expenses. In accordance with terms in the agreement, the purchase price may be adjusted based on certain conditions up to one year after the acquisition date. The results of operation for UHP are included in the consolidated financial statements since December 1, 2002. Centene will operate UHP as a joint venture with the third-party owner, and Centene will manage UHP’s operations in a manner consistent with its other Medicaid health plans. The joint venture investment is consistent with Centene’s strategy to enter new markets where it sees an opportunity for organic growth in Medicaid managed care.

      The stock purchase agreement provides terms for Centene’s future purchase of the remaining 20% of UHP’s outstanding capital stock. This future purchase is in the form of a call and put option. The call option allows Centene to purchase the additional 20% of outstanding shares for cash within nine months after the original acquisition date at an aggregate purchase price of $2,600. The put option requires the third party owner to transfer, convey, assign and deliver the additional 20% of outstanding common stock to Centene on the third anniversary following the original acquisition date. The put option allows Centene to acquire the additional shares based on its “deemed value” at such point in time. The “deemed value” is defined as an amount equal to the greater of (i) $2,600 or (ii) the enterprise value, as established by mutual agreement of the parties, of UHP as of the date of exchange multiplied by the percentage of the outstanding common stock.

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

      The condensed balance sheet below includes the purchase price allocation at the acquisition date. Goodwill is not amortized and is not deductible for tax purposes. The state contract and provider network will be amortized over a ten-year period. The value of the common stock acquired is being determined based on the fair value of tangible assets and liabilities acquired as well as external valuations of identifiable intangible assets.

      Centene is in the process of obtaining third party valuations related to certain intangible assets, including the value associated with the options to purchase the remaining 20% of UHP’s outstanding common stock; thus, the allocation of the purchase price is subject to refinement.

ASSETS
Cash and cash equivalents	$3,324
Premium and related receivables	6,604
Other current assets	215
Property and equipment, net	468
Restricted deposits	12,173
Intangible assets:
Goodwill	3,791
Purchased contract rights	1,400
Provider network	2,400

Total assets	$30,375

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued medical claims	$16,230
Accounts payable and accrued liabilities	2,518
Minority interest	997
Stockholders’ equity	10,630

Total liabilities and stockholders’ equity	$30,375

      The following unaudited pro forma information presents the results of operations of Centene and subsidiaries as if the acquisition described above had occurred as of January 1, 2001. Effective July 1, 2002, the state of New Jersey excluded the General Assistance population from managed care programs. In addition, effective November 22, 2002, in contemplation of its Stock Purchase Agreement with Centene, UHP entered into an agreement with a third party related to its commercial membership. Any members not enrolling with the third party will not be renewed by UHP. As a result, pro forma adjustments include UHP earnings before taxes excluding the financial results of the General Assistance population and the commercial membership. In addition, the pro forma adjustments include the amortization of intangibles, excluding goodwill, before taxes of $348 in 2002 and $380 in 2001. The pro forma adjustments to earnings are net of taxes at Centene’s effective tax rates and have been adjusted for the 20% minority interest in UHP by a third

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

party. These pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

	2002	2001

Revenue	$567,048	$395,155
Net earnings before accretion of redeemable preferred stock	25,986	12,305
Net earnings	25,986	11,838
Basic earnings per share	1.65	5.69
Diluted earnings per share	1.49	1.02

22.     Joint Ventures — Superior HealthPlan, Inc.

      From 1998 through 2000, Centene owned 39% of Superior and, therefore, accounted for the investment under the equity method of accounting. Superior participates in the state of Texas medical assistance program. Superior had no enrolled membership during 1998, but became fully operational on December 1, 1999. Under the terms of a management agreement, a wholly owned subsidiary of Centene performs third-party administrative services for Superior. This agreement generated $4,936 of administrative service fees during 2000.

      Summary financial information for Superior as of and for the year ended December 31 follows:

2000

Total assets	$7,284
Stockholders’ deficit	(1,481)
Revenues	34,102
Net loss	(1,303)
Company’s equity in net loss	(508)

      Effective January 1, 2001, Centene purchased an additional 51% of Superior for $290 in cash, increasing Centene’s ownership to 90%. Centene began consolidating Superior’s operations from that point forward. When the change in ownership occurred, goodwill of $1,200 was recorded as part of the transaction. In December 2001, Centene purchased the remaining shares of Superior for $100 in stock, increasing Centene’s ownership to 100%. At December 31, 2001, all intercompany transactions between Centene and Superior have been eliminated in consolidation.

      The following unaudited pro forma summary information presents the consolidated statement of earnings information as if the aforementioned transaction had been consummated on January 1, 2000, and does not purport to be indicative of what would have occurred had the acquisition been made at that date or of the results which may occur in the future.

Year Ended
December 31, 2000

Total revenues	$250,516
Net earnings attributable to common stockholders	6,441
Diluted net earnings per common share	0.63

23.     Contract Acquisitions

      In June 2002, Superior HealthPlan entered into an agreement with Texas Universities Health Plan Inc. to purchase the SCHIP contracts in three Texas service areas. Effective September 1, October 1 and

CENTENE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except share data)

November 1, 2002, the state of Texas approved the contract sales between Superior and Texas Universities Health Plans. As a result of this transaction, $595 was recorded as an intangible asset, purchased contract rights. Centene is amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

      In December 2000, MHSIC and Superior entered into agreements with Humana Inc. to transfer Humana’s Medicaid contract with the state of Wisconsin to MHSIC and Humana’s Medicaid contract with the state of Texas to Superior. Effective February 1, 2001, the state of Wisconsin approved the agreement, thereby allowing MHSIC to serve approximately 35,000 additional members in the state. Effective February 1, 2001, the state of Texas approved a management agreement between Superior and Humana Inc., thereby allowing Superior to manage approximately 30,000 additional members in Texas. As a result of these transactions, $1,250 was recorded as an intangible asset purchased contract rights. Centene is amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

24.     Bankers Reserve Acquisition

      On March 14, 2002, the Company completed an acquisition of Bankers Reserve Life Insurance Company of Wisconsin (Bankers Reserve) for a cash purchase price of $3,527. The Company allocated the purchase price to net tangible and identifiable intangible assets based on their fair value. Centene allocated $479 to identifiable intangible assets, representing the value assigned to acquired licenses, which are being amortized on a straight-line basis over a period of ten years. The Company accounted for this acquisition under the purchase method of accounting and accordingly, the consolidated results of operations include the results of the acquired Bankers Reserve business from the date of acquisition. The Company has excluded pro forma disclosures related to the impact of Bankers Reserve on the results of operations for the twelve-month period ended December 31, 2002, as well as the comparable period in the preceding year. Such disclosures have been excluded as there are no significant continuing operations as of the date of acquisition, outside of the run-off of Separate Account activity.

      As part of the acquisition, the Company acquired $5,200 of Separate Account assets and $5,200 of Separate Account liabilities. The acquired Separate Account assets and liabilities represent fixed rate annuity contracts with various maturity dates. Concurrent with the acquisition of Bankers Reserve, the Company entered into a 100% coinsurance reinsurance agreement with an unaffiliated party to reinsure the guaranteed cash value, annuity benefit, surrender benefit and death benefits associated with these contracts. The reinsurance premiums paid for this coverage equal the net administrative fee earned and received by the Company on the annuity contracts. Accordingly, there is no income statement impact to the Company as a result of acquiring the Separate Account assets and liabilities. The Separate Account balances, which are being liquidated and paid to insureds as annuities mature, do not have a minimum guarantee benefit beyond the cash surrender value of the policy.

      Centene acquired Bankers Reserve for the purpose of providing reinsurance coverage to its existing managed care Medicaid entities. It is not currently anticipated that Bankers Reserve would be used to offer reinsurance to unaffiliated entities.

      The intercompany reinsurance activity is eliminated on a consolidated basis.

3,000,000 Shares

(CENTENE CORPORATION LOGO)

Common Stock

PROSPECTUS
                        , 2003

LEHMAN BROTHERS

SG COWEN
THOMAS WEISEL PARTNERS LLC
STIFEL, NICOLAUS & COMPANY
INCORPORATED

PART II

Item 14.     Other Expenses of Issuance and Distribution

      The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates, other than the fees of the SEC and NASD.

SEC registration fee	$7,260
NASD fee	9,480
Accounting fees and expenses	100,000
Legal fees and expenses	225,000
Printing and engraving	125,000
Transfer agent fees and expenses	5,000
Blue sky fees and expenses	5,000
Miscellaneous expenses	48,260

Total	$525,000

Item 15.     Indemnification of Directors and Officers

      Section 102 of the Delaware General Corporation Law (the “DGCL”), as amended, allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in our right) by reason of the fact that the person is or was one of our directors, officers, agents or employees or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner which the person reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The power to indemnify applies to actions brought by us or in our right as well but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to us, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      As permitted under Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock re-purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      Our by-laws further provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

      The indemnification provisions contained in our certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

      Please also see Section 8 of the underwriting agreement relating to the offering, filed as Exhibit 1 to this Registration Statement, for indemnification arrangements between the underwriters and us.

Item 16.     Exhibits and Financial Statement Schedules

				Incorporated by Reference
			Filed with
Exhibit			this			Exhibit
Number		Description	Form S-3	Form	Filing Date with SEC	Number

*1		Underwriting Agreement
4.1		Amended and Restated Shareholders’ Agreement, dated September 23, 1998		S-1	October 9, 2001	4.2
4.2		Rights Agreement between Centene Corporation and Mellon Investor Services LLC, as Rights Agent, dated August 30, 2002		8-K	August 30, 2002	4.1
*5		Legal opinion of Hale and Dorr LLP
23.1		Consent of Independent Public Accountants
*23	.2	Consent of Hale and Dorr LLP (contained in Exhibit 5)
24		Power of Attorney (included on page II-4 of the Form S-3 as initially filed)	X

*	To be filed by amendment.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clayton, State of Missouri, on July 22, 2003.

CENTENE CORPORATION

BY:	/s/ MICHAEL F. NEIDORFF

Michael F. Neidorff
President and Chief Executive Officer

POWER OF ATTORNEY

      We, the undersigned officers and directors of Centene Corporation hereby severally constitute and appoint Michael F. Neidorff, Karey L. Witty and Rachel B. Forst, and each of them singly, our true and lawful attorneys-in-fact and agents with full power to them, to sign for us and in our names in the capacities indicated below, any and all pre-effective and post-effective amendments to the Registration Statement on Form S-1 filed herewith, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Centene Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys-in-fact and agents, or any of them, to said amendments or to any subsequent Registration Statement for the same offering which may be filed pursuant to Rule 462(b).

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities as of July 22, 2003.

Name	Title

/s/ MICHAEL F. NEIDORFF Michael F. Neidorff	President, Chief Executive Officer and Director (Chief Executive Officer)

/s/ KAREY L. WITTY Karey L. Witty	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Chief Financial and Accounting Officer)

/s/ SAMUEL E. BRADT Samuel E. Bradt	Director

/s/ EDWARD L. CAHILL Edward L. Cahill	Director

/s/ ROBERT K. DITMORE Robert K. Ditmore	Director

/s/ CLAIRE W. JOHNSON Claire W. Johnson	Director

/s/ DAVID L. STEWARD David L. Steward	Director

/s/ RICHARD P. WIEDERHOLD Richard P. Wiederhold	Director

EXHIBIT INDEX

				Incorporated by Reference
			Filed with
Exhibit			this			Exhibit
Number		Description	Form S-3	Form	Filing Date with SEC	Number

*1		Underwriting Agreement
4.1		Amended and Restated Shareholders’ Agreement, dated September 23, 1998		S-1	October 9, 2001	4.2
4.2		Rights Agreement between Centene Corporation and Mellon Investor Services LLC, as Rights Agent, dated August 30, 2002		8-K	August 30, 2002	4.1
*5		Legal opinion of Hale and Dorr LLP
23.1		Consent of Independent Public Accountants	X
*23	.2	Consent of Hale and Dorr LLP (contained in Exhibit 5)
24		Power of Attorney (included on page II-4 of the Form S-3 as initially filed)	X

*	To be filed by amendment.